UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2024.
Commission File Number 001-38755
Suzano S.A.
(Exact name of registrant as specified in its charter)
SUZANO INC.
(Translation of Registrant’s Name into English)
Av. Professor Magalhaes Neto, 1,752
10th Floor, Rooms 1010 and 1011
Salvador, Brazil 41 810-012
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Suzano S.A.

i

Suzano S.A.
Unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2024
(In thousands of R$, unless otherwise stated)

CONSOLIDATED BALANCE SHEET

	Note	09/30/2024	12/31/2023
ASSETS
CURRENT
Cash and cash equivalents	5	5,818,031	8,345,871
Marketable securities	6	11,311,861	12,823,886
Trade accounts receivable	7	7,268,889	6,848,454
Inventories	8	7,729,122	5,946,948
Recoverable taxes	9	1,303,399	888,539
Derivative financial instruments	4.5	1,232,059	2,676,526
Advances to suppliers	10	118,167	113,743
Other assets		996,174	925,105
Total current assets		35,777,702	38,569,072

NON-CURRENT
Marketable securities	6	465,639	443,400
Recoverable taxes	9	1,220,442	1,373,647
Deferred taxes	12	3,316,202	545,213
Derivative financial instruments	4.5	2,791,429	1,753,928
Advances to suppliers	10	2,502,248	2,242,229
Judicial deposits		485,353	361,693
Other assets		139,656	182,463

Biological assets	13	20,832,432	18,278,582
Investments	14	1,917,844	608,013
Property, plant and equipment	15	64,474,165	59,289,069
Right of use	19.1	5,150,077	5,196,631
Intangible	16	14,138,800	14,749,085
Total non-current assets		117,434,287	105,023,953
TOTAL ASSETS		153,211,989	143,593,025

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

1

Suzano S.A.
Unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2024
(In thousands of R$, unless otherwise stated)

CONSOLIDATED BALANCE SHEET

	Note	09/30/2024	12/31/2023
LIABILITIES
CURRENT
Trade accounts payable	17	5,341,937	5,572,219
Loans, financing and debentures	18.1	7,721,426	4,758,247
Lease liabilities	19.2	794,647	753,399
Derivative financial instruments	4.5	565,392	578,763
Taxes payable		612,585	443,454
Payroll and charges		889,889	766,905
Liabilities for assets acquisitions and subsidiaries	23	17,596	93,405
Dividends and interest on own capital payable		3,106	1,316,528
Advances from customers		170,124	172,437
Other liabilities		374,219	339,683
Total current liabilities		16,490,921	14,795,040

NON-CURRENT
Loans, financing and debentures	18.1	80,049,026	72,414,445
Lease liabilities	19.2	5,814,627	5,490,383
Derivative financial instruments	4.5	4,853,868	1,857,309
Liabilities for assets acquisitions and subsidiaries	23	90,152	93,782
Provision for judicial liabilities	20.1	2,961,539	2,860,409
Employee benefit plans	21.2	850,987	833,683
Deferred taxes	12	12,596	11,377
Share-based compensation plans	22	307,798	268,489
Advances from customers		74,715	74,715
Other liabilities		104,002	83,093
Total non-current liabilities		95,119,310	83,987,685
TOTAL LIABILITIES		111,610,231	98,782,725

SHAREHOLDERS’ EQUITY	24
Share capital		19,235,546	9,235,546
Capital reserves		48,162	26,744
Treasury shares		(1,339,197)	(1,484,014)
Profit reserves		22,472,411	35,376,198
Other reserves		1,322,487	1,538,296
Retained losses		(268,657)
Controlling shareholders'		41,470,752	44,692,770
Non-controlling interest		131,006	117,530
Total equity		41,601,758	44,810,300
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		153,211,989	143,593,025

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

2

Suzano S.A.
Unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2024
(In thousands of R$, unless otherwise stated)

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

		Third quarter		Nine months YTD
	Note	09/30/2024	09/30/2023	09/30/2024	09/30/2023
NET SALES	27	12,273,546	8,948,013	33,226,284	29,384,030
Cost of sales	29	(6,847,701)	(6,104,256)	(18,640,810)	(18,301,111)
GROSS PROFIT		5,425,845	2,843,757	14,585,474	11,082,919

OPERATING INCOME (EXPENSES)
Selling	29	(728,319)	(653,574)	(2,081,787)	(1,884,736)
General and administrative	29	(568,854)	(490,893)	(1,629,600)	(1,308,336)
Expense from associates and joint ventures	14	(11,328)	(6,249)	(14,842)	(5,830)
Other operating (expenses) income, net	29	(7,945)	(9,546)	416,026	1,174,443
OPERATING PROFIT BEFORE NET FINANCIAL INCOME		4,109,399	1,683,495	11,275,271	9,058,460

NET FINANCIAL INCOME (EXPENSES)	26
Financial expenses		(1,567,007)	(1,175,608)	(3,850,300)	(3,483,674)
Financial income		420,938	425,746	1,302,043	1,215,644
Derivative financial instruments, net		782,452	(864,399)	(3,742,426)	4,034,620
Monetary and exchange variations, net		1,231,379	(1,880,055)	(6,955,278)	1,744,880
NET INCOME (LOSS) BEFORE TAXES		4,977,161	(1,810,821)	(1,970,690)	12,569,930

Income and social contribution taxes
Current	12	(570,435)	(51,800)	(1,040,639)	(262,803)
Deferred	12	(1,169,375)	1,133,864	2,703,195	(2,715,468)
NET INCOME (LOSS) FOR THE PERIOD		3,237,351	(728,757)	(308,134)	9,591,659

Attributable to
Controlling shareholders’		3,224,266	(732,993)	(330,540)	9,577,505
Non-controlling interest		13,085	4,236	22,406	14,154

Earnings (loss) per share
Basic	25.1	2.57597	(0.56428)	(0.25958)	7.36825
Diluted	25.2	2.56937	(0.56407)	(0.25958)	7.36549

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

3

Suzano S.A.
Unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2024
(In thousands of R$, unless otherwise stated)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Third quarter		Nine months YTD
	09/30/2024	09/30/2023	09/30/2024	09/30/2023
Net income (loss) for the period	3,237,351	(728,757)	(308,134)	9,591,659
Other comprehensive income (loss)
Fair value investments in equity measured at fair value through other comprehensive income	(144,407)	373	(141,758)	(1,003)
Tax effect on the fair value of investments	68	(127)	(833)	341
Items with no subsequent effect on income (loss)	(144,339)	246	(142,591)	(662)

Exchange rate variations on conversion of financial information of the subsidiaries abroad	(33,607)	7,456	(11,335)	(1,376)
Realization of exchange variation on investments abroad		471		471
Items with subsequent effect on income (loss)	(33,607)	7,927	(11,335)	(905)
Total comprehensive income (loss)	3,059,405	(720,584)	(462,060)	9,590,092

Attributable to
Controlling shareholders’	3,046,320	(724,820)	(484,466)	9,575,938
Non-controlling interest	13,085	4,236	22,406	14,154

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

4

Suzano S.A.
Unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2024
(In thousands of R$, unless otherwise stated)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to controlling shareholders’
	Share capital		Capital reserves		Profit reserves
	Share Capital	Share issuance costs	Stock options granted	Treasury shares	Tax incentives	Legal Reserve	Reserve for capital increase	Special statutory reserve	Investment reserve	Other reserves	Retained earnings (losses)	Total	Non-controlling interest	Total equity
Balances at December 31, 2022	9,269,281	(33,735)	18,425	(2,120,324)	879,278	1,404,099	19,732,050	2,192,442		1,719,516		33,061,032	105,333	33,166,365
Total comprehensive income
Net income for the period											9,577,505	9,577,505	14,154	9,591,659
Other comprehensive income (loss) for the period										(1,567)		(1,567)		(1,567)
Transactions with shareholders
Stock options granted (Note 22.3)			6,239									6,239		6,239
Shares granted (Note 22.3)
Share repurchase (note 24.2)				(880,914)								(880,914)		(880,914)
Unclaimed dividends forfeited				1,517,224				(1,517,224)
Fair value attributable to non-controlling interest													(4,029)	(4,029)
Internal changes in equity
Constitution of reserves							(14,972,324)		14,972,324
Realization of deemed cost, net of taxes										(79,979)	79,979
Balances at September 30, 2023	9,269,281	(33,735)	24,664	(1,484,014)	879,278	1,404,099	4,759,726	675,218	14,972,324	1,637,970	9,657,484	41,762,295	115,458	41,877,753

Balances at December 31, 2023	9,269,281	(33,735)	26,744	(1,484,014)	998,237	1,847,109	15,670,952	1,887,576	14,972,324	1,538,296		44,692,770	117,530	44,810,300
Total comprehensive income
Net income (loss) for the period											(330,540)	(330,540)	22,406	(308,134)
Other comprehensive loss for the period										(153,926)		(153,926)		(153,926)
Transactions with shareholders
Stock options granted (Note 22.3)			69,212									69,212		69,212
Shares granted			(47,794)	47,794
Shares repurchased (Note 24.2)				(2,806,764)								(2,806,764)		(2,806,764)
Treasury shares canceled (Note 24.2)				2,903,787			(2,863,320)	(40,467)
Fair value attributable to non-controlling interest													(8,930)	(8,930)
Internal changes in equity
Increase in share capital (note 24.1)	10,000,000						(10,000,000)
Realization of deemed cost, net of taxes										(61,883)	61,883
Balances at September 30, 2024	19,269,281	(33,735)	48,162	(1,339,197)	998,237	1,847,109	2,807,632	1,847,109	14,972,324	1,322,487	(268,657)	41,470,752	131,006	41,601,758

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

5

Suzano S.A.
Unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2024
(In thousands of R$, unless otherwise stated)

CONSOLIDATED STATEMENTS OF CASH FLOW

	09/30/2024	09/30/2023
OPERATING ACTIVITIES
Net income (loss) for the period	(308,134)	9,591,659
Adjustment to
Depreciation, depletion and amortization	6,159,860	5,294,748
Depreciation of right of use (Note 19.1)	254,186	238,416
Interest expense on lease liabilities	335,223	333,799
Result from sale and disposal of property, plant and equipment, intangible and biological assets, net (Note 29)	132,693	174,008
Income (expense) from associates and joint ventures (Note 14)	14,842	5,830
Exchange rate and monetary variations, net (Note 26)	6,955,278	(1,744,880)
Interest expenses on financing, loans and debentures (Note 26)	3,943,303	3,537,499
Capitalized loan costs (Note 26)	(883,401)	(816,763)
Accrual of interest on marketable securities	(959,196)	(841,931)
Amortization of transaction costs, premium and discounts (Note 26)	57,716	49,995
Derivative gains (loss), net (Note 26)	3,742,426	(4,034,620)
Fair value adjustment of biological assets (Note 13)	(539,003)	(1,256,315)
Deferred income tax and social contribution (Note 12.2)	(2,703,195)	2,715,468
Interest on actuarial liabilities and cost of current service (Note 21.2)	56,888	51,989
Provision for judicial liabilities, net (Note 20.1)	94,152	81,011
Tax litigation reduction program		14,031
Provision (reversal) for doubtful accounts, net (Note 7.3)	(875)	23,114
Provision (reversal) for inventory losses, net (Note 8.1)	19,796	14,304
Provision (reversal) for loss of ICMS credits, net (Note 9.1)	47,809	262,178
Other	17,260	29,328
Decrease (increase) in assets
Trade accounts receivable	232,660	2,587,427
Inventories	(1,037,125)	(363,387)
Recoverable taxes	(261,306)	(619,320)
Other assets	(16,100)	223,371
Increase (decrease) in liabilities
Trade accounts payable	1,083,029	64,470
Taxes payable	428,622	226,151
Payroll and charges	126,439	73,625
Other liabilities	(82,403)	(301,817)
Cash generated from operations	16,911,444	15,613,388
Payment of interest on financing, loans and debentures (Note 18.3)	(4,397,301)	(3,936,938)
Capitalized loan costs paid	883,401	816,763
Interest received on marketable securities	1,267,991	516,001
Payment of income taxes	(263,982)	(255,443)
Cash provided by operating activities	14,401,553	12,753,771

INVESTING ACTIVITIES
Additions to property, plant and equipment (Note 15)	(7,176,256)	(8,824,534)
Additions to intangible (Note 16)	(142,765)	(5,726)
Additions to biological assets (Note 13)	(5,357,563)	(4,332,093)
Proceeds from sales of property, plant and equipment and biological assets	112,928	145,216
Capital increase in affiliates (Note 14.3)	(37,264)	(35,075)
Marketable securities, net	1,720,146	(7,291,597)
Advances for acquisition (receipt) of wood from operations with development and partnerships	(281,441)	(553,858)
Dividends received		4,869
Asset acquisition (Note 1.2.6)	(2,143,821)	(1,615,140)
Acquisition of subsidiaries		(1,060,718)
Acquisition of other investments	(1,440,503)
Net cash from acquisition of subsidiaries	19,113	5,002
Cash used in investing activities	(14,727,426)	(23,563,654)

FINANCING ACTIVITIES
Proceeds from loans, financing and debentures (Note 18.3)	12,113,151	9,971,740
Proceeds (payments) from derivative transactions (Note 4.5.4)	(352,273)	2,385,114
Payment of loans, financing and debentures (Note 18.3)	(9,131,344)	(3,483,991)
Payment of leases (Note 19.2)	(946,205)	(869,973)
Payment of interest on own capital and dividends	(1,318,320)	(2,412)
Liabilities for assets acquisitions and subsidiaries	(58,467)	(116,924)
Shares repurchased (Note 24.2)	(2,806,764)	(880,914)
Cash provided (used) by financing activities	(2,500,222)	7,002,640

EXCHANGE VARIATION ON CASH AND CASH EQUIVALENTS	298,255	(172,245)

Increase (Decrease) in cash and cash equivalents, net	(2,527,840)	(3,979,488)
At the beginning of the period	8,345,871	9,505,951
At the end of the period	5,818,031	5,526,463
Increase (Decrease) in cash and cash equivalents, net	(2,527,840)	(3,979,488)

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

6

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2024

.
1 COMPANY’S OPERATIONS
Suzano S.A. (“Suzano”) and its subsidiaries (collectively the “Company”) is a public company with its headquarters in Brazil, at Avenida Professor Magalhães Neto, No. 1,752 - 10th floor, rooms 1010 and 1011, Bairro Pituba, in the city of Salvador, State of Bahia, and its main business office in the city of São Paulo.
Suzano’s shares are traded on B3 S.A. (“Brasil, Bolsa, Balcão - “B3”), listed in the New Market under the ticker SUZB3, and its American Depositary Receipts (“ADRs”) in a ratio of 1 (one) per common share, Level II, are traded in the New York Stock Exchange (“NYSE”) under the ticker SUZ.
The Company has 14 industrial units, located in the cities of Cachoeiro de Itapemirim and Aracruz (Espírito Santo State), Belém (Pará State), Eunápolis and Mucuri (Bahia State), Maracanaú (Ceará State), Imperatriz (Maranhão State), Jacareí, Limeira, Mogi das Cruzes and two units in Suzano (São Paulo State) and Três Lagoas and Ribas do Rio Pardo (Mato Grosso do Sul State). Additionally, it has four technology centers, 30 distribution centers and four ports, all located in Brazil.
These units produce hardwood pulp from eucalyptus, coated paper, paperboard, uncoated paper and cut size paper and packages of sanitary paper (consumer goods - tissue) to serve the domestic and foreign markets.
Pulp and paper are sold in foreign markets by Suzano, as well as through its wholly-owned subsidiaries and/or its sales offices in Argentina, Austria, China, Ecuador, United States of America and Singapore.
The Company's operations also include the commercial management of eucalyptus forest for its own use, operation of port terminals, and holding of interests, as a partner or shareholder, in other companies or enterprises, and commercialization of electricity generated from its pulp production process.
The Company is controlled by Suzano Holding S.A., through a voting agreement whereby it holds 49.30% of the common shares of its share capital.
These unaudited condensed consolidated interim financial information was authorized by the Board of Directors on October 23, 2024.

1.1 Equity interests
The Company holds equity interests in the following entities:

			% equity interest
Entity/Type of investment	Main activity	Country	09/30/2024	12/31/2023
Consolidated
F&E Tecnologia do Brasil S.A. (Direct)	Biofuel production, except alcohol	Brazil	100.00%	100.00%
Fibria Celulose (USA) Inc. (Direct)	Business office	United States of America	100.00%	100.00%
Fibria Overseas Finance Ltd. (Direct) (1)	Financial fundraising	Cayman Island		100.00%
Fibria Terminal de Celulose de Santos SPE S.A. (Direct)	Port operations	Brazil	100.00%	100.00%
FuturaGene Ltd.	Biotechnology research and development	England	100.00%	100.00%
FuturaGene Delaware Inc. (Indirect)	Biotechnology research and development	United States of America	100.00%	100.00%
FuturaGene Israel Ltd. (Indirect)	Biotechnology research and development	Israel	100.00%	100.00%
FuturaGene Inc. (Indirect)	Biotechnology research and development	United States of America	100.00%	100.00%
Maxcel Empreendimentos e Participações S.A. (Direct)	Holding	Brazil	100.00%	100.00%
Itacel - Terminal de Celulose de Itaqui S.A. (Indirect)	Port operations	Brazil	100.00%	100.00%
Mucuri Energética S.A. (Direct)	Power generation and distribution	Brazil	100.00%	100.00%

7

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2024

			% equity interest
Entity/Type of investment	Main activity	Country	09/30/2024	12/31/2023
Paineiras Logística e Transportes Ltda. (Direct)	Road freight transport	Brazil	100.00%	100.00%
Portocel - Terminal Espec. Barra do Riacho S.A. (Direct)	Port operations	Brazil	51.00%	51.00%
Projetos Especiais e Investimentos Ltda. (Direct)	Commercialization of equipment and parts	Brazil	100.00%	100.00%
SFBC Participações Ltda. (Direct)	Packaging production	Brazil	100.00%	100.00%
Stenfar S.A. Indl. Coml. Imp. Y. Exp. (Direct)	Commercialization of paper and computer materials	Argentina	100.00%	100.00%
Suzano Austria GmbH. (Direct)	Business office	Austria	100.00%	100.00%
Suzano Canada Inc. (Direct)	Lignin research and development	Canada	100.00%	100.00%
Suzano Ecuador S.A.S. (Direct)	Business office	Ecuador	100.00%	100.00%
Suzano Finland Oy (Direct)	Industrialization and commercialization of cellulose, microfiber cellulose and paper	Finland	100.00%	100.00%
Suzano International Finance B.V (Direct)	Financial fundraising	Netherlands	100.00%	100.00%
Suzano International Holding B.V. (Direct)	Holding	Netherlands	100.00%	100.00%
Suzano International Trade GmbH. (Direct)	Business office	Austria	100.00%	100.00%
Suzano Packaging LLC (Indirect) (3)	Production of coated and uncoated paperboard, used in the production of Liquid Packaging Board and Cupstock	United States of America	100.00%
Suzano Material Technology Development Ltd. (Direct)	Biotechnology research and development	China	100.00%	100.00%
Suzano Netherlands B.V. (Direct)	Financial fundraising	Netherlands	100.00%	100.00%
Suzano Operações Industriais e Florestais S.A. (Direct)	Industrialization, commercialization and exporting of pulp	Brazil	100.00%	100.00%
Suzano Pulp and Paper America Inc. (Direct)	Business office	United States of America	100.00%	100.00%
Suzano Pulp and Paper Europe S.A. (Direct)	Business office	Switzerland	100.00%	100.00%
Suzano Shanghai Ltd. (Direct)	Business office	China	100.00%	100.00%
Suzano Shanghai Trading Ltd. (Direct)	Financial fundraising	China	100.00%	100.00%
Suzano Singapura Pte. Ltd (Direct)	Business office	Singapore	100.00%	100.00%
Suzano Trading International KFT(Direct)	Business office	Hungary	100.00%	100.00%
Suzano Ventures LLC (Direct)	Corporate venture capital	United States of America	100.00%	100.00%

Joint operation
Veracel Celulose S.A. (Direct)	Industrialization, commercialization and exporting of pulp	Brazil	50.00%	50.00%

Equity
Biomas Serviços Ambientais, Restauração e Carbono S.A. (Direct)	Restoration, conservation and preservation of forests	Brazil	16.66%	16.66%
Ensyn Corporation (Direct)	Biofuel research and development	United States of America	25.02%	25.53%
F&E Technologies LLC (Direct/Indirect)	Biofuel production, except alcohol	United States of America	50.00%	50.00%
Ibema Companhia Brasileira de Papel (Direct)	Industrialization and commercialization of paperboard	Brazil	49.90%	49.90%
Spinnova Plc (Direct)	Research of sustainable raw materials for the textile industry	Finland	18.77%	18.78%
Woodspin Oy (Direct/Indirect)	Development and production of cellulose-based fibers, yarns and textile filaments	Finland	50.00%	50.00%

Fair value through other comprehensive income
Bem Agro Integração e Desenvolvimento S.A. (Indirect) (4)	Software solutions based on artificial intelligence and computer vision for agribusiness	Brazil	5.82%
Celluforce Inc. (Direct)	Nanocrystalline pulp research and development	Canada	8.28%	8.28%
Lenzing Aktiengesellschaft (Direct) (5)	Producing wood-based cellulose fibers	Austria	15.00%
Nfinite Nanotechnology Inc. (Indirect) (2)	Research and development of smart nanocoatings	Canada	5.00%
(1)On March 27, 2024, the entity was liquidated.

8

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2024

(2)On March 8, 2024, Suzano Ventures LLC acquired equity interest in the legal entity Nfinite Nanotechnology Inc., which is an indirect subsidiary of Suzano S.A.
(3)On July 9, 2024, establishment of legal entity with indirect equity interest from Suzano S.A
(4)On July 19, 2024, Suzano Ventures LLC acquired equity interest in the legal entity Bem Agro Integração e Desenvolvimento S.A., which is an indirect subsidiary of Suzano S.A.
(5)On August 30, 2024, the Company acquired equity interest of Lenzing Aktiengesellschaft (note 1.2.5).

1.2 Major events in the nine-month period ended September 30, 2024
1.2.1 Effects of the war between Russia and Ukraine, and Middle East conflict
The Company has continuously monitored the impacts of the current war between Russia and Ukraine, and the Middle East conflict, both direct and indirect, on society, the economy and markets (global and domestic), with the objective of evaluating possible impacts and risks for the business.
The Company's assessment has covered five main areas:
(i)Personnel: Suzano has local employees and facilities in the city of Rehovot in Israel, through its subsidiary, FuturaGene Israel Ltd. The Company continuously monitors the situation.

In the context of the conflict between Russia and Ukraine, Suzano does not have employees or facilities of any kind in locations related to the conflict.
(ii)Supply Chain: the Company did not identify any short-term or long-term risk of possible interruptions or shortages of materials for its industrial and forestry activities. So far, the only effects observed have been greater volatility in commodities and energy prices.
(iii)Logistics: internationally, there was no change in the Company’s logistical operations, with all the routes used remaining unchanged and the moorings in the planned locations being maintained. At the domestic level, no changes in logistical flows were identified.
(iv)Commercial: to date, the Company has continued with its transactions as planned, maintaining service to its customers in all its sectors of activity. Sales to a few customers located in Russia were suspended, without any significant financial impact.
(v)Continuity of operations: The conflict in Israel may result in disruptions to biotechnology research and development operations at FuturaGene Israel Ltd.
As a result of the current scenario, the Company has taken steps to expand its monitoring of the situation, together with its main stakeholders, in order to ensure any updates and information flows required for its global decision-making are available in a timely manner.
1.2.2 Cerrado Project
On July 21, 2024, the Cerrado Project started its operation. The plant has a nominal capacity of 2,550,000 tons of eucalyptus pulp production per year. The total investment is R$22,200,000, with substantial payments during the years of 2021 to 2025.
1.2.3 Cancellation of shares and new share buyback program
On January 26, 2024, the Board of Directors approved the cancellation of 20,000,000 common shares, with an average cost of R$42.69 per share, in the amount of R$853,725, which were held in treasury, without changing the share capital and against the balances of retained earnings reserves available.
Additionally, on August 9, 2024, the Board of Directors approved the cancellation of an additional 40,000,000 common shares, with an average cost of R$51.25 per share, valued at R$2,050,062, which were held in treasury, without changing the share capital and against the balances of available profit reserves.
After the cancellation of the shares, the share capital of R$19,269,281 is divided into 1,264,117,615 common shares, all nominative, book-entry and with no par value.

9

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2024

On the same date, the Company approved a new share buyback program, in which it may acquire up to a maximum of 40,000,000 common shares of its own issue with a maximum period of 18 months, which will end on February 9, 2026.
1.2.4 Share capital increase
On April 25, 2024, the Board of Directors approved the increase in the Company's capital stock, in the amount of R$10,000,000, without the issuance of new shares, pursuant to article 169, paragraph 1, of the Brazilian Corporation Law, to be paid in through the capitalization of the balance of the Capital Increase Reserve, pursuant to Article 199 of the Brazilian Corporation Law.
1.2.5 Acquisition of equity interest in a specialty fibers business
On August 30, 2024, the Company acquired from B & C Alpha Zweite Holding GmbH & Co KG (“B&C”) 5,792,727 shares which represents 15% of the issued share capital of Lenzing Aktiengesellschaft (“Lenzing”), the “Lenzing Transaction”. The Lenzing Transaction was completed after all precedent conditions were fulfilled. The fair value of the cash consideration transferred was EUR 229,971 (equivalent to R$1,436,814), at a price of EUR 39.70 per share.
The main terms and conditions of the Transaction are:
(i) the right of Suzano to hold two out of ten seats on Lenzing’s Supervisory Board; and
(ii) Suzano has a right to alter the controlling position by acquiring an additional 15.00% of the shares held by B&C as part of a mandatory takeover offer to be made by Suzano for all shares of Lenzing under Austrian Takeover Law at a price to be set in accordance with the requirements of the Austrian Takeover Law. Such right can be exercised by Suzano as from the day after the first anniversary of closing until the end of 2028;
Management assessed the Lenzing Transaction in accordance with CPC 18 (R3)/ IAS 28 and even though Suzano has two seats on Lenzing’s Supervisory Board, it was concluded that Suzano does not have significant influence over Lenzing since it has no power to participate in decision making, policy making and decisions about dividends or other distributions. Therefore, the investment was recorded at fair value through other comprehensive income (FVOCI), in accordance with CPC 48/IFRS 9 Financial Instruments. As of September 30, 2024, the fair value adjustment resulted in an negative impact of EUR 23,750 (equivalent to R$144,209).
1.2.6 Share purchase agreement - Timber
On July 31, 2024, the Company concluded the transaction to purchase 100% of the share capital of the Timber VII SPE S.A. and Timber XX SPE S.A. (the "Timber Transaction"), after completion of all conditions precedent. The fair value of consideration transferred in cash was R$2,143,821.
Considering the characteristics of the assets (substantially land and biological assets), the Company elected to apply the optional test to identify a concentration of fair value under paragraph B7A of IFRS 3 and therefore the Timber Transaction was accounted for as an asset acquisition.
The impact of this acquisition is reflected in the line-item asset acquisition, net of cash, in the consolidated statement of cash flow. The cash of these companies was R$19,113.
On September 30, 2024, these companies were merged to the Company. The merger did not result in a capital increase, given that the Company already held, directly or indirectly, 100% of the share capital of these companies.

10

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2024

2 BASIS OF PREPARATION AND PRESENTATION OF UNAUDITED CONDENSED CONSOLIDATED FINANCIAL INFORMATION
The Company’s unaudited condensed consolidated interim financial information, for the nine-month period ended September 30, 2024, are prepared in compliance with the international standard IAS 34 Interim Financial Reporting issued by the International Accounting Standards Board (“IASB”) and disclose all the applicable significant information related to the financial information, which is consistent with the information used by Management in the performance of its duties.
The Company’s unaudited condensed consolidated interim financial information are expressed in thousands of Brazilian Reais (“R$”), as well as the amounts of other currencies, when applicable, were also expressed in thousands, unless otherwise stated.
The preparation of unaudited condensed consolidated interim financial information requires Management to make judgments, use estimates and adopt policies in the process of applying accounting practices that affect the disclosed amounts of revenues, expenses, assets and liabilities, including the disclosure of contingent liabilities assumed. However, the uncertainty inherent to these judgements, assumptions and estimates could result in material adjustments to the carrying amount of certain assets and liabilities in future periods.
The Company reviews its judgments, estimates and assumptions continually as disclosed in the annual financial statements for the year ended December 31, 2023 (Note 3.2.34). For the nine-month period ended September 30, 2024, there were no changes in these judgments, estimates and assumptions compared to disclosed on December 31, 2023.
The unaudited condensed consolidated interim financial information was prepared on historical cost basis, except for the following material items recognized:
(i)Derivative and non-derivative financial instruments measured at fair value;
(ii)Share-based payments and employee benefits measured at fair value; and
(iii)Biological assets measured at fair value;
The unaudited condensed consolidated interim financial information was prepared under the going concern assumption.
3 SUMMARY OF MATERIAL ACCOUNTING POLICIES
The unaudited condensed consolidated interim financial information was prepared based on the information of Suzano and its subsidiaries on the same base date, except for associates Ensyn, Futuragene and Spinnova, as well as in accordance with consistent accounting policies and practices.
The unaudited condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended December 31, 2023, considering that its purpose is to provide an update on the activities, events and significant circumstances in relation to those disclosed in the consolidated financial statements. Therefore, unaudited condensed consolidated interim financial information focus on new activities, events and circumstances and do not duplicate the information previously disclosed, except when Management judges that the maintenance of the information is relevant.
The accounting policies have been consistently applied to all consolidated companies.
There were no changes on such policies and estimates calculation methodologies, except for the application of the new accounting policies as of January 1, 2024 and whose estimated impact was disclosed in the annual financial statements of December 31, 2023.

11

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2024

3.1 New accounting policies and changes in accounting policies adopted
The new standards and interpretations issued, until the issuance of the Company’s unaudited condensed consolidated interim financial information, are described below.
3.1.1 Amendments to IFRS 7 – Supplier financing agreements and IAS 7 Statement of cash flow
The amendments to IAS 1 affect only the presentation of liabilities as current or non-current in the balance sheet, and not the amount or the timing of the recognition of any asset, liability, income or expense, or the information disclosed about these items.
The amendments clarify that the classification of liabilities as current or non-current is based on the rights existing at the balance sheet date, specify that the classification is not affected by expectations about whether an entity will exercise its right to postpone the settlement of the liability, explain that the rights exist if restrictive clauses are complied with at the balance sheet date, and introduce the definition of 'settlement' to clarify that it refers to a transfer to a counterparty of an amount in cash, equity instruments, other assets or services.
The Company assessed the content of this pronouncement and did not identify any impact.
3.1.2 Amendments to IFRS 16 – Lease liability in a sale and leaseback transaction
The amendments change the requirements in IAS 1 with regard to the disclosure of accounting policies. The amendments replace all instances of the term ‘significant accounting policies’ with ‘material accounting policy information’. Accounting policy information is material if, considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence the decisions that the primary users of the financial statements make on the basis of those financial statements.
The supporting paragraphs in IAS 1 are also amended to clarify that accounting policy information that relates to immaterial transactions, other events or conditions is immaterial, and need not be disclosed. Accounting policy information may be material because of the nature of the related transactions, other events or conditions, even if the amounts are immaterial. However, not all accounting policy information relating to material transactions, other events or conditions is itself material.
The Company assessed the content of this pronouncement and did not identify any impact.
3.1.3 Amendments to IAS 1: Classification of liabilities as current or non-current and non-current liabilities with covenants
The amendments replace the definition of a change in accounting estimates with a definition of accounting estimates. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty”. The definition of a change in accounting estimates was deleted. However, the Board retained the concept of changes in accounting estimates in the Standard through the following clarifications:
(i)A change in accounting estimates that results from new information or new developments does not constitute the correction of an error
(ii)The effects of a change in an input or a measurement technique used to develop an accounting estimate represent changes in accounting estimates if they do not result from the correction of prior period errors
The Company assessed the content of this pronouncement and did not identify any impact.

12

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2024

3.1.4 IFRIC agenda decision - disclosure of revenues and expenses for reportable segments (IFRS 8)
In July 2024, the IASB approved an IFRIC agenda decision in relation to segment reporting. The decision deals with how an entity applies the requirements in paragraph 23 of IFRS 8 to disclose for each reportable segment specified amounts related to segment profit or loss.
The Company is assessing the content of this IFRIC agenda decision.

4 FINANCIAL INSTRUMENTS AND RISKS MANAGEMENT
4.1 Financial risks management
4.1.1 Overview
In the nine-month period ended September 30, 2024, there were no significant changes in the financial risk management policies and procedures compared to those disclosed in the annual financial statements for the year ended December 31, 2023 (Note 4).
The Company maintained its conservative approach and strong cash and marketable securities position, as well as its hedging policy.
4.1.2 Classification
All transactions with financial instruments are recognized for accounting purposes and classified in the following categories:

13

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2024

	Note	09/30/2024	12/31/2023
Assets
Amortized cost
Cash and cash equivalents	5	5,818,031	8,345,871
Marketable securities	6	976,741
Trade accounts receivable	7	7,268,889	6,848,454
Other assets (1)		687,371	737,222
		14,751,032	15,931,547
Fair value through other comprehensive income
Investments	14.1	1,287,484	23,606
		1,287,484	23,606
Fair value through profit or loss
Derivative financial instruments	4.5.1	4,023,488	4,430,454
Marketable securities	6	10,800,759	13,267,286
		14,824,247	17,697,740
		30,862,763	33,652,893
Liabilities
Amortized cost
Trade accounts payable	17	5,341,937	5,572,219
Loans, financing and debentures	18.1	87,770,452	77,172,692
Lease liabilities	19.2	6,609,274	6,243,782
Liabilities for assets acquisitions and subsidiaries	23	107,748	187,187
Dividends and interests on own capital payable		3,106	1,316,528
Other liabilities (1)		133,579	116,716
		99,966,096	90,609,124
Fair value through profit or loss
Derivative financial instruments	4.5.1	5,419,260	2,436,072
		5,419,260	2,436,072
		105,385,356	93,045,196
		74,522,593	59,392,303
(1)Does not include items not classified as financial instruments.

14

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2024

4.1.3 Fair value of loans and financing
The estimated fair values of loans and financing are set forth below:

	Yield used to discount/methodology	09/30/2024	12/31/2023
Quoted in the secondary market
In foreign currency
Bonds	Secondary Market	44,778,391	38,703,379
Estimated present value
In foreign currency
Export credits (“Prepayment”)	SOFR	20,659,146	17,783,760
Assets Financing	SOFR	403,025	278,107
ECA - Export Credit Agency	SOFR	769,073
IFC - International Finance Corporation	SOFR	3,531,170	3,198,761
In local currency
BNDES – TJLP	DI 1	184,831	215,458
BNDES – TLP	DI 1	3,328,695	2,712,762
BNDES – Fixed	DI 1	998	3,903
BNDES – TR	DI 1	4,610
BNDES – Selic (“Special Settlement and Custody System”)	DI 1	677,464	686,798
Assets Financing	DI 1	67,073	75,622
Debentures	DI 1/IPCA	12,140,823	8,881,277
NCE (“Export Credit Notes”)	DI 1	109,898	110,396
NCR (“Rural Credit Notes”)	DI 1	2,341,344	2,228,806
Export credits (“Prepayment”)	DI 1		824,035
		88,996,541	75,703,064
The book values of loans and financing are disclosed in Note 18.
Management considers that, for its other financial assets and liabilities measured at amortized cost, their book values approximate their fair values, and therefore the fair value information is not being presented.
4.2 Liquidity risk management
The Company’s purpose is to maintain a strong cash and marketable securities position to meet its financial and operating commitments. The amount held in cash is intended to cover the expected outflows in the normal course of its operations, while the cash surplus is generally invested in highly liquid financial investments according to the Cash Management Policy.
The cash position is monitored by the Company’s Management, by means of management reports and participation in performance meetings with determined frequencies. During the nine-month period ended September 30, 2024, the variations in cash and marketable securities were as expected, and the cash generated from operations was mostly used for investments and debt service.
All derivative financial instruments were traded over the counter and do not require deposit guarantee margins.

15

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2024

The remaining contractual maturities of financial liabilities are presented as of the balance sheet date. The amounts as set forth below consist of undiscounted cash flow, and include interest payments and exchange rate variations, and therefore may not reconcile with the amounts disclosed in the balance sheet.

						09/30/2024
	Book value	Undiscounted cash flow	Up to 1 year	1 - 2 years	2 - 5 years	More than 5 years
Liabilities
Trade accounts payables	5,341,937	5,341,937	5,341,937
Loans, financing and debentures	87,770,452	127,230,066	11,240,176	12,352,347	43,179,493	60,458,050
Lease liabilities	6,609,274	11,585,968	1,232,961	1,121,777	2,943,745	6,287,485
Liabilities for asset acquisitions and subsidiaries	107,748	132,697	20,609	19,708	92,380
Derivative financial instruments	5,419,260	6,528,953	215,863	246,137	785,369	5,281,584
Dividends and interests on own capital payable	3,106	3,106	3,106
Other liabilities	133,579	133,579	60,709	72,870
	105,385,356	150,956,306	18,115,361	13,812,839	47,000,987	72,027,119

						12/31/2023
	Book value	Undiscounted cash flow	Up to 1 year	1 - 2 years	2 - 5 years	More than 5 years
Liabilities
Trade accounts payables	5,572,219	5,572,219	5,572,219
Loans, financing and debentures	77,172,692	105,526,852	7,648,237	12,983,542	31,355,362	53,539,711
Lease liabilities	6,243,782	11,021,519	1,172,568	1,045,795	2,743,793	6,059,363
Liabilities for asset acquisitions and subsidiaries	187,187	215,891	94,948	18,314	87,520	15,109
Derivative financial instruments	2,436,072	2,801,258	66,433	1,278,953	1,191,014	264,858
Dividends and interests on own capital payable	1,316,528	1,316,528	1,316,528
Other liabilities	116,716	116,716	58,955	57,761
	93,045,196	126,570,983	15,929,888	15,384,365	35,377,689	59,879,041
4.3 Credit risk management
In the nine-month period ended September 30, 2024, there were no significant changes in the credit risk management policies compared to those disclosed in the annual financial statements for the year ended of December 31, 2023 (Note 4).
4.4 Market risk management
In the nine-month period ended September 30, 2024, there were no significant changes in the market risk management policies and procedures compared to those disclosed in the annual financial statements for the year ended December 31, 2023 (Note 4).

16

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2024

4.4.1 Exchange rate risk management
As disclosed in the financial statements for the year ended December 31, 2023 (Note 4), the Company enters into US$ selling transactions in the futures markets, including strategies involving options, to ensure attractive levels of operating margins for a portion of revenue. Such transactions are limited to a percentage of the net surplus foreign currency over a 24-months’ time horizon and therefore, are matched to the availability of currency for sale in the short term. The Company's Board of Directors approved the contracting of extraordinary hedge, in addition to the strategy mentioned above, for investments in the Cerrado Project, with a term of up to 36 months as of November 2021, in an amount of up to US$1,000,000. On July 27, 2022, the Board of Directors approved the expansion of the program, increasing the maximum amount (notional) to US$1,500,000, maintaining the previously established deadline. In order to provide transparency on the hedge program for the Cerrado Project, since December 31, 2021 the Company has started to prominently disclose the respective contracted operations.
The assets and liabilities that are exposed to foreign currency, substantially in US$, are set forth below:

	09/30/2024	12/31/2023
Assets
Cash and cash equivalents	3,271,106	6,432,557
Marketable securities	1,034,537	7,378,277
Trade accounts receivable	5,348,143	5,049,609
Derivative financial instruments	3,278,419	3,070,594
	12,932,205	21,931,037
Liabilities
Trade accounts payable	(1,198,848)	(1,625,011)
Loans and financing	(69,787,176)	(61,304,673)
Liabilities for asset acquisitions and subsidiaries	(80,941)	(127,598)
Derivative financial instruments	(4,582,293)	(1,867,882)
	(75,649,258)	(64,925,164)
	(62,717,053)	(42,994,127)
4.4.1.1 Sensitivity analysis – foreign exchange rate exposure – except for derivative financial instruments
For market risk analysis, the Company uses scenarios to evaluate both its asset and liability positions in foreign currency, and the possible effects on its results. The probable scenario represents the amounts recognized, as they reflect the conversion into Brazilian Reais on the balance sheet date (R$ to US$ = R$5.4481).
This analysis assumes that all other variables, particularly interest rates, remain constant. The other scenarios considered the depreciation of the Brazilian Real against the US$ at the rates of 25% and 50% before taxes.

17

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2024

The following table set forth the potential impacts at their absolute amounts:

	09/30/2024
	Effect on profit or loss
	Probable (base value)	Possible (25%)	Remote (50%)
Cash and cash equivalents	3,271,106	817,777	1,635,553
Marketable securities	1,034,537	258,634	517,269
Trade accounts receivable	5,348,143	1,337,036	2,674,072
Trade accounts payable	(1,198,848)	(299,712)	(599,424)
Loans and financing	(69,787,176)	(17,446,794)	(34,893,588)
Liabilities for asset acquisitions and subsidiaries	(80,941)	(20,235)	(40,471)
4.4.1.2 Sensitivity analysis – foreign exchange rate exposure – derivative financial instruments
The Company has sales operations in US$ in the futures markets, including strategies using options, to ensure attractive levels of operating margins for a portion of its revenue. These operations are limited to a percentage of the total exposure to US$ over a 24-month horizon, and are therefore pegged to the availability of ready-to-sell foreign exchange in the short term.
In addition to the transaction described above, the Company also taken out derivative instruments linked to the US$ and subject to exchange fluctuations, seeking to adjust the debt's currency indexation to the cash generation currency, as provided for in its financial policies.
For the calculation of the mark-to-market (“MtM”) price, the exchange rate of the last business day of the period is used. These market movements caused a negative impact on the mark-to-market position entered into by the Company.
This analysis below assumes that all other variables, particularly the interest rates, remain constant. The other scenarios considered the depreciation of the Brazilian Real against the US$ by 25% and 50%, before taxes, based on the base scenario on September 30, 2024.
The following table set out the possible impacts assuming these scenarios:

	09/30/2024
	Effect on profit or loss
	Probable (base value)	Possible 25%	Remote 50%
Dollar/Real
Derivative financial instruments
Derivative options	(923,172)	(6,601,024)	(15,337,009)
Derivative swaps	(606,858)	(2,365,266)	(4,578,099)
Derivative Non-Deliverable Forward (‘NDF’) Contracts	56,271	(968,725)	(1,937,453)
Embedded derivatives	76,356	(158,547)	(317,095)
Commodity Derivatives	1,632	363	762

4.4.2 Interest rate risk management
Fluctuations in interest rates could increase or reduce the costs of new loans and existing contracted operations.

18

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2024

The Company is constantly looking for alternatives for the use of financial instruments in order to avoid negative impacts on its cash flow due to fluctuations in interest rates in Brazil or abroad.
4.4.2.1 Sensitivity analysis – exposure to interest rates – except for derivative financial instruments
For its market risk analysis, the Company uses scenarios to evaluate the sensitivity of changes in operations impacted by the following rates: Interbank Deposit Rate (“CDI”), Long Term Interest Rate (“TJLP”), Long Term Rate ("TLP"), Special System for Settlement and Custody (“SELIC”) and SOFR, which could impact the results. The probable scenario represents the amounts already booked, as they reflect Management’s best estimates.
This analysis assumes that all other variables, particularly exchange rates, will remain constant. The other scenarios considered a depreciation of 25% and 50% in market interest rates.
The following table set forth the possible impacts assuming these scenarios in absolute amounts:

	09/30/2024
	Effect on profit or loss
	Probable	Possible (25%)	Remote (50%)
CDI/SELIC
Cash and cash equivalents	2,408,521	64,127	128,254
Marketable securities	9,596,647	255,511	511,021
Loans and financing	9,322,517	248,212	496,424
TJLP/TLP
Loans and financing	212,631	3,673	7,346
SOFR
Loans and financing	23,354,579	289,597	579,194
4.4.2.2 Sensitivity analysis – exposure to interest rates – derivative financial instruments
This analysis assumes that all other variables remain constant. The other scenarios considered a depreciation of 25% and 50% in market interest rates.
The following table sets out the possible impacts of these assumed scenarios:

	09/30/2024
	Effect on profit or loss
	Probable	Probable 25%	Remote 50%
CDI
Derivative financial instruments
Liabilities
Derivative options	(923,172)	(567,710)	(1,133,582)
Derivative swaps	(606,858)	(79,869)	(156,703)
SOFR
Derivative financial instruments
Liabilities
Derivative swaps	(606,858)	(87,494)	(167,896)

19

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2024

4.4.2.3 Sensitivity analysis to changes in the consumer price indices of the US economy
For the measurement of the probable scenario, the United States Consumer Price Index (“US-CPI”) was considered on September 30, 2024. The probable scenario was extrapolated considering a depreciation of 25% and 50% in the US-CPI to define the possible and remote scenarios, respectively.
The following table sets out the possible impacts, assuming these scenarios in absolute amounts:

	09/30/2024
	Effect on profit or loss
	Probable (base value)	Possible (25%)	Remote (50%)

Embedded derivative in a commitment to purchase standing wood, originating from a forest partnership agreement	76,356	(30,933)	(63,434)
4.4.3 Commodity price risk management
The Company is exposed to commodity prices, mainly in the selling price of pulp in the international market. The dynamics of rising and falling production capacities in the global market and macroeconomic conditions may impact the Company´s operating results.
Through a specialized team, the Company monitors hardwood pulp prices and analyses future trends, adjusting the forecasts aimed at assisting with preventive measures to calculate the different scenarios. There is no sufficiently liquid financial market to mitigate the risk of a material portion of the Company’s operations. Hardwood pulp price protection instruments available on the market have low liquidity and low volume, and high levels of distortion in price formation.
The Company is also exposed to international oil prices, reflected in logistical costs for selling in the export market, and indirectly in the costs of other supply, logistics and service contracts. In such cases, the Company evaluates whether to contract derivative financial instruments to mitigate the risk of price variations in its results.
4.5 Derivative financial instruments
The Company determines the fair value of derivative contracts, which differ from the amounts realized in the event of early settlement due to bank spreads and market factors at the time of quotation. The amounts presented by the Company are based on an estimate using market factors and use data provided by third parties, measured internally and compared to calculations performed by external consultants and by counterparties.
Details of derivative financial instruments and their respective calculation methodologies are disclosed in the annual financial statements for the year ended December 31, 2023 (Note 4).

20

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2024

4.5.1 Outstanding derivatives by contract type, including embedded derivatives
The positions of outstanding derivatives are set forth below:

	Notional value, net in U.S.$		Fair value in R$
	09/30/2024	12/31/2023	09/30/2024	12/31/2023
Instruments as part of protection strategy
Operational hedges
Zero Cost Collar	6,893,200	4,500,200	(923,173)	1,968,337
NDF (R$ x US$)	730,000	505,000	56,271	162,776
NDF (€ x US$)		262,088		100,362

Debt hedges
Swap SOFR to Fixed (US$)	2,068,149	2,555,626	300,581	741,492
Swap IPCA to CDI (notional in Brazilian Reais)	5,308,732	4,274,397	(368,958)	47,645
Swap CDI x Fixed (US$)	909,612	1,025,000	(360,708)	(1,081,964)
Pre-fixed Swap R$ to US$ (US$)		200,000		(203,045)
Swap CDI x SOFR (US$)	610,171	125,000	(152,621)	25,774
Swap SOFR to SOFR (US$)	150,961	150,961	(25,153)	(16,615)

Commodity Hedge
Swap US$ e US-CPI (1)	139,714	131,510	76,356	230,471
Zero Cost Collar (Brent)	161,986	163,100	(6,883)	(3,148)
Swap VLSFO/Brent	58,907	142,794	8,516	22,297
			(1,395,772)	1,994,382

Current assets			1,232,059	2,676,526
Non-current assets			2,791,429	1,753,928
Current liabilities			(565,392)	(578,763)
Non-current liabilities			(4,853,868)	(1,857,309)
			(1,395,772)	1,994,382
(1)The embedded derivative refers to a swap contract for the sale of price variations in US$ and US-CPI within the term of a forest partnership with a standing wood supply contract.
The current contracts and the respective protected risks are set forth below:
(i)Swap CDI x Fixed US$: positions in conventional swaps exchanging the variation of the Interbank Deposit rate (“DI”) for a fixed rate in US$. The objective is to change the debt indexed in Brazilian Reais to US$, in compliance with the Company's natural exposure to US$ receivables.
(ii)Swap IPCA x CDI (notional in Brazilian Reais): positions in conventional swaps exchanging the variation of the Amplified Consumer Price Index (“IPCA”) for the DI rate. The objective is to change the debt indexed in reais, in compliance with the Company's cash position in Brazilian Reais, which is also indexed to DI.
(iii)Swap SOFR x Fixed US$: positions in conventional swaps exchanging a post-fixed rate (SOFR) for a fixed rate in US$. The objective is to protect the cash flow against changes in the US interest rate.
(iv)Pre-Fixed Swap R$ x Fixed US$: positions in conventional swaps of a fixed rate in Reais for a fixed rate in US$. The objective is to change the exposure of debts in Brazilian Reais to US$, in compliance with the Company's natural exposure to US$ receivables.
(v)SOFR x SOFR Swap: swap position exchanging a fixed rate added to SOFR for another fixed rate added to SOFR. The objective is to generate a fee discount for Prepayment with the banking institution, allowing for reversal mechanisms.

21

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2024

(vi)CDI x SOFR Swap: positions in conventional swaps exchanging the variation in the Interbank Deposit rate (“DI”) for a post-fixed rate (“SOFR”) US$. The objective is to change the debt index in reais to US$, aligning with the natural exposure of the Company's US$ receivables and capturing a lower cost of debt through the fluctuation of SOFR rate projections.
(vii)Zero Cost Collar: positions in an instrument that consists of the simultaneous combination of a purchase of put options and the sale of call options in US$, with the same principal amount and maturity, with the objective of protecting the cash flow of exports. Under this strategy, an interval is established where there is no deposit or receipt of financial margin at the option maturity. The objective is to protect the cash flow of exports against the depreciation of the Brazilian Real.
(viii)Non-Deliverable Forward contracts (“NDF”): short positions in US$ futures contracts with the objective of protecting the cash flow from exports against the depreciation of the Brazilian Real.
(ix)Swap US-CPI: The embedded derivative refers to the swap contracts for selling price variations in US$ and the US-CPI in forest partnership with a standing wood supply contract.
(x)Non-Deliverable Forward contracts: EUR and US$: call positions at EUR/US$ parity to protect the Capex cash flow of the Cerrado project against the appreciation of the Euro.
(xi)Swap Very Low Sulphur Fuel Oil / Brent (“VLSFO”): Long positions in oil, aimed at hedging logistical costs related to maritime freight contracts against the increase in oil prices.
(xii)Zero Cost Collar (Brent): positions in an instrument that consists of the simultaneous combination of buying call options and selling put options for oil - Brent, with the same principal value and maturity, with the objective of protecting input costs of oil derivatives. In this strategy, an interval is established where there is no deposit or receipt of financial margin at the expiration of the options. The objective is to protect costs against rising oil prices.
The variation in the fair values of derivatives on September 30, 2024 compared to the fair values measured on December 31, 2023 are explained substantially by the depreciation of the Brazilian Real against the US$ and by settlements during the period. There were also impacts caused by the variations in the Pre Fixed, Foreign Exchange Coupon and SOFR curves in the operations.
It is important to highlight that the outstanding agreements on September 30, 2024 are over-the-counter market operations, without any type of collateral margin or forced early settlement clause due to variations from market marking.
4.5.2 Fair Value Maturity Schedule

	09/30/2024	12/31/2023
2024	383,110	2,097,763
2025	93,658	233,072
2026	(209,399)	(574,871)
2027 onwards	(1,663,141)	238,418
	(1,395,772)	1,994,382

22

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2024

4.5.3 Outstanding assets and liabilities derivatives positions
The outstanding derivatives positions are set forth below:

		Notional value		Fair value in R$
	Currency	09/30/2024	12/31/2023	09/30/2024	12/31/2023
Debt hedges
Assets
Swap CDI to Fixed	US$	4,748,394	3,898,011	1,619,870	223,776
Swap Pre-Fixed to US$	US$		738,800
Swap SOFR to Fixed	US$	2,068,149	2,555,626	329,438	1,104,984
Swap IPCA to CDI	R$	5,482,588	4,320,471	357,603	161,542
Swap CDI to SOFR	US$	3,117,625	644,850	825,329	32,560
Swap SOFR to SOFR	US$	150,961	150,961	5,783	6,681
				3,138,023	1,529,543
Liabilities
Swap CDI to Fixed	US$	909,612	1,025,000	(1,980,578)	(1,305,740)
Swap Pre-Fixed to US$	US$		200,000		(203,045)
Swap SOFR to Fixed	US$	2,068,149	2,555,626	(28,857)	(363,492)
Swap IPCA to CDI	R$	5,308,732	4,274,397	(726,561)	(113,897)
Swap CDI to SOFR	US$	610,171	125,000	(977,950)	(6,786)
Swap SOFR to SOFR	US$	150,961	150,961	(30,936)	(23,296)
				(3,744,882)	(2,016,256)
				(606,859)	(486,713)
Operational hedge
Zero Cost Collar (US$ x R$)	US$	6,893,200	4,500,200	(923,173)	1,968,337
NDF (R$ x US$)	US$	730,000	505,000	56,271	162,776
NDF (€ x US$)	US$		262,088		100,362
				(866,902)	2,231,475
Commodity hedge
Swap US-CPI (standing wood) (1)	US$	139,714	131,510	76,356	230,471
Zero Cost Collar (Brent)	US$	161,986	163,100	(6,883)	(3,148)
Swap VLSFO/Brent	US$	58,907	142,794	8,516	22,297
				77,989	249,620
				(1,395,772)	1,994,382
(1)The embedded derivative refers to the swap contracts for selling price variations in US$ and the US-CPI in forest partnership with a standing wood supply contract.

23

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2024

4.5.4 Fair value settled amounts
The settled derivatives positions are set forth below:

	09/30/2024	12/31/2023
Operational hedge
Zero Cost Collar (R$ x US$)	636,428	2,987,953
NDF (R$ x US$)	66,442	155,458
NDF (€ x US$)	73,781	84,332
	776,651	3,227,743

Commodity hedge	79,508	80,516
Swap VLSFO/other	79,508	80,516

Debt hedge
Swap CDI to Fixed (US$)	(1,452,918)	(438,417)
Swap IPCA to CDI (Brazilian Reais)	(22,335)	256,683
Swap IPCA to Fixed (US$)		21,139
Swap Pre-Fixed to US$	(221,462)	(104,827)
Swap SOFR to SOFR	2,199
Swap CDI to SOFR (US$)	(8,133)	7,729
Swap SOFR to Fixed (US$)	494,217	508,720
	(1,208,432)	251,027
	(352,273)	3,559,286

24

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2024

4.6 Fair value hierarchy
Financial instruments are measured at fair value, which considers the fair value as the price that would be received from selling an asset or paid to transfer a liability in an unforced transaction between market participants at the measurement date.
For the nine-month period ended September 30, 2024, there were no changes between the 3 (three) levels of hierarchy and no transfers between levels 1, 2 and 3.

				09/30/2024
	Level 1	Level 2	Level 3	Total
Assets
At fair value through profit or loss
Derivative financial instruments		4,023,488		4,023,488
Marketable securities	1,146,316	10,631,184		11,777,500
	1,146,316	14,654,672		15,800,988
At fair value through other comprehensive income
Other investments (note 14.1)	1,252,154		35,330	1,287,484
	1,252,154		35,330	1,287,484

Biological assets			20,832,432	20,832,432
			20,832,432	20,832,432
Total assets	2,398,470	14,654,672	20,867,762	37,920,904

Liabilities
At fair value through profit or loss
Derivative financial instruments		5,419,260		5,419,260
		5,419,260		5,419,260
		5,419,260		5,419,260

			12/31/2023
	Level 2	Level 3	Total
Assets
At fair value through profit or loss
Derivative financial instruments	4,430,454		4,430,454
Marketable securities	13,267,286		13,267,286
	17,697,740		17,697,740

At fair value through other comprehensive income
Other investments - (note 14.1)		23,606	23,606
		23,606	23,606

Biological assets		18,278,582	18,278,582
		18,278,582	18,278,582
Total assets	17,697,740	18,302,188	35,999,928

Liabilities
At fair value through profit or loss
Derivative financial instruments	2,436,072		2,436,072
	2,436,072		2,436,072
Total liabilities	2,436,072		2,436,072

25

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2024

4.7 Cybersecurity
Suzano has a Public Information Security Policy, which aims to establish guidelines regarding cyber security management and controls at Suzano, seeking to mitigate vulnerabilities, preserve and protect assets, mainly information and personal data, in accordance with current laws, regulations and contractual obligations, covering the confidentiality, integrity, availability, authenticity and legality of information. The Policy establishes responsibilities to avoid damages, which may represent financial impacts, image and reputation, exposure of information, interruption of operations, among other damages due to cyber-attacks.
For the nine-month period ended September 30, 2024, no material incidents associated with cybersecurity were identified that could affect the confidentiality, integrity and/or availability of the systems used by the Company.
4.8 Climate change
In the annual financial statements for the year ended December 31, 2023, the risks and opportunities information linked to climate change and the sustainability strategy were disclosed, which did not change significant during the nine-month period ended September 30, 2024.
4.9 Capital management
The main objective is to strengthen the Company’s capital structure, aiming to maintain an appropriate level of financial leverage while mitigating risks that could affect the availability of capital for business development.
The Company continuously monitors significant indicators, such as consolidated financial leverage, which is the ratio of total net debt to adjusted Earnings Before Interest, Taxes, Depreciation, and Amortization (“Adjusted EBITDA”).
5 CASH AND CASH EQUIVALENTS

	Average yield p.a. %		09/30/2024	12/31/2023
Cash and banks (1)	4.71%		3,409,510	6,561,558

Cash equivalents
Local currency
Fixed-term deposits (compromised)	100.91	% of CDI	2,408,521	1,784,313
			5,818,031	8,345,871
(1)Refers mainly to investments in foreign currency under the Sweep Account modality, which is a remunerated account the balance of which is invested and made available automatically each day.

26

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2024

6 MARKETABLE SECURITIES

	Average yield p.a. %	09/30/2024	12/31/2023
In local currency
Private funds	105.40% of CDI	666,462	1,295,296
Public Securities (1)	IPCA + 6,1%	1,146,316
Private Securities ("CDBs")	101.40% of CDI	8,464,546	4,150,313
CDBs - Escrow Account (2)	101.47% of CDI	465,639	443,400
		10,742,963	5,889,009
Foreign currency
Time deposits (3)	6.50%	976,741	7,333,308
Other		57,796	44,969
		1,034,537	7,378,277
		11,777,500	13,267,286

Current		11,311,861	12,823,886
Non-Current		465,639	443,400
(1)Acquisition of Brazil National Treasury Notes indexed to IPCA (NTN-B).
(2)Includes escrow accounts, which will be released only after obtaining the applicable governmental approvals, and pending compliance by the Company with the conditions precedent in transactions involving the sale of rural properties.
(3)Refers to Time Deposit investments, with maturities over 90 days, which are remunerated bank deposits with specific maturity periods.

27

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2024

7 TRADE ACCOUNTS RECEIVABLE
7.1 Breakdown of balances

	09/30/2024	12/31/2023
Domestic customers
Third parties	1,837,265	1,785,157
Related parties (Note 11.1) (1)	111,851	45,650

Foreign customers
Third parties	5,348,143	5,049,609
Related parties (Note 11.1)	188

(-) Expected credit losses	(28,558)	(31,962)
	7,268,889	6,848,454
(1)The balance refers to transactions with Ibema Companhia Brasileira de Papel.
The Company carries out factoring transactions for certain customer receivables where it transfers the control of all risks and rewards related to these receivables to the counterparty, so these receivables are derecognized from accounts receivable in the balance sheet. This transaction refers to an additional cash generation opportunity which can be discontinued at any time without significant impacts on the Company's operation and is therefore classified as a financial asset measured at amortized cost. The impact of these factoring transactions on the accounts receivable as of September 30, 2024, was R$6,153,004 (R$4,273,623 as of December 31, 2023).
7.2 Breakdown of trade accounts receivable by maturity

	09/30/2024	12/31/2023
Current	6,501,196	5,904,402
Overdue
Up to 30 days	545,710	644,644
From 31 to 60 days	122,924	57,395
From 61 to 90 days	20,944	97,639
From 91 to 120 days	12,733	40,533
From 121 to 180 days	33,315	34,708
From 181 days	32,067	69,133
	7,268,889	6,848,454
7.3 Roll-forward of expected credit losses

	09/30/2024	12/31/2023
Opening balance	(31,962)	(21,109)
(Provisions)/Reversals, net	875	(35,202)
Write-offs	3,540	24,230
Exchange rate variations	(1,011)	119
Closing balance	(28,558)	(31,962)

28

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2024

The Company maintains guarantees for overdue receivables as part of its commercial operations, through credit insurance policies, letters of credit and other guarantees. These guarantees avoid the need to recognize expected credit losses, in accordance with the Company's credit policy.
7.4 Main customers
On September 30, 2024, the Company doesn't have any customer responsible for more than 10% of the net sales of pulp operating segment and paper. On December 31, 2023 the Company had 1 (one) customer responsible for 10.27% of the net sales of pulp operating segment and no main customers in the paper operating segment.
8 INVENTORIES

	09/30/2024	12/31/2023
Finished goods
Pulp
Domestic (Brazil)	856,829	576,774
Foreign	1,771,476	1,271,335
Paper
Domestic (Brazil)	654,008	569,771
Foreign	149,524	137,653
Work in process	123,719	93,325
Raw materials
Wood	2,300,104	1,666,817
Operating supplies and packaging	899,034	795,274
Spare parts and other	1,044,401	931,052

(-) Expected credit losses	(69,973)	(95,053)
	7,729,122	5,946,948
8.1 Roll-forward of estimated losses

	09/30/2024	12/31/2023
Opening balance	(95,053)	(105,989)
Additions	(24,908)	(65,085)
Reversals	5,112	33,666
Write-offs	44,876	42,355
Closing balance	(69,973)	(95,053)
On September 30, 2024, and December 31, 2023, there were no inventory items pledged as collateral.

29

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2024

9 RECOVERABLE TAXES

	09/30/2024	12/31/2023
IRPJ/CSLL – prepayments and withheld taxes	398,526	464,188
PIS/COFINS – on acquisitions of property, plant and equipment (1)	271,793	93,866
PIS/COFINS – operations	777,491	699,717
PIS/COFINS – exclusions from ICMS (2)	429,644	443,210
ICMS – on acquisitions of property, plant and equipment (3)	448,772	432,793
ICMS – operations (4)	1,554,128	1,470,949
Reintegra program (5)	78,665	64,077
Other taxes and contributions	65,066	45,821
Provision for loss on ICMS credits (6)	(1,500,244)	(1,452,435)
	2,523,841	2,262,186

Current	1,303,399	888,539
Non-current	1,220,442	1,373,647
(1)Social Integration Program (“PIS”) and Social Security Funding Contribution (“COFINS”): Credits whose realization is based on the years of depreciation of the corresponding asset.
(2)The Company and its subsidiaries filed lawsuits over the years seeking the exclusion of ICMS from the PIS and COFINS contribution tax basis, in relation to certain transactions during various periods from March 1992.
(3)Tax on Sales and Services (“ICMS”): Credits from the acquisition of property, plant and equipment are recovered on a straight-line basis over a four-year period, from the acquisition date, in accordance with the relevant regulation, the ICMS Control on Property, Plant and Equipment (“CIAP”).
(4)ICMS credits accrued due to the volume of exports and credit generated from product import transactions: Credits are concentrated in the States of Espírito Santo, Maranhão, Mato Grosso do Sul e São Paulo, where the Company realizes the credits through the sale of credits to third parties, after approval from the State Ministry of Finance of each State. Credits are also being realized through the consumption of consumer goods (tissue) transactions in the domestic market.
(5)Special Regime of Tax Refunds for Export Companies ("Reintegra"): Reintegra is a program that aims to refund the residual costs of taxes paid throughout the export chain to taxpayers, to make them more competitive in foreign markets.
(6)Related to provisions for ICMS credit balances that are not probable to be recovered.
9.1 Roll-forward of provision for loss

		ICMS
	09/30/2024	12/31/2023
Opening balance	(1,452,435)	(1,103,807)
Addition (1)	(196,597)	(399,838)
Write-off		51,210
Reversal (2)	148,788
Closing balance	(1,500,244)	(1,452,435)
(1)Refers, substantially, to the accumulated ICMS credits of the state of Mato Grosso do Sul, arising from the construction operations of the Cerrado Project, and of the state of Espirito Santo, of the accumulated credits due to the volume of exports.
(2)Refers mainly to the reversal of the provision for loss resulting from the recovery of ICMS credits from the State of Espírito Santo through sale to third parties.

30

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2024

10 ADVANCES TO SUPPLIERS

	09/30/2024	12/31/2023
Forestry development program and partnerships	2,502,248	2,242,229
Advance to suppliers - others	118,167	113,743
	2,620,415	2,355,972

Current	118,167	113,743
Non-current	2,502,248	2,242,229
In the annual financial statements for the year ended December 31, 2023, the characteristics of the advances were disclosed, which did not change during the nine-month period ended September 30, 2024.
11 RELATED PARTIES
The Company's commercial and financial transactions with the controlling shareholder and Companies owned by the controlling shareholder Suzano Holding S.A. ("Suzano Group") were carried out at specific prices and conditions, as well as the corporate governance practices adopted by the Company, and those recommended and/or required by the applicable legislation.
The transactions refers mainly to:
Assets: (i) accounts receivable from the sale of pulp, paper, tissue and other products; (ii) dividends receivable; (iii) reimbursement for expenses; and (iv) social services;
Liabilities: (i) loan agreements;(ii) reimbursement for expenses; (iii) social services; (iv) real estate consulting; and (v) dividends payable.
Amounts in the statements of income: (i) sale of pulp, paper, tissue and other products; (ii) loan charges and exchange variation; (iii) social services and (viii) real estate consulting.
For the nine-month period ended September 30, 2024, there were no material changes in the terms of the agreements, deals and transactions entered into, nor were there any new contracts, agreements or transactions of any different nature entered into between the Company and its related parties.

31

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2024

11.1 Balances recognized in assets and liabilities and amounts of transactions during the period

	Assets		Liabilities		Financial result, net		Sales (purchases), net
	09/30/2024	12/31/2023	09/30/2024	12/31/2023	09/30/2024	09/30/2023	09/30/2024	09/30/2023
Transactions with majority shareholders
Suzano Holding S.A. (1)		24		(363,520)			43	37
Controller (1)				(193,883)
Management and related persons (1)				(31,748)
Alden Fundo de Investimento em Ações (1)				(30,428)
		24		(619,579)			43	37

Transactions with companies of the Suzano Group and other related parties
Management (expect compensation – Note 11.2)	133	61					417	(890)
Bexma Participações Ltda							5	7
Bizma Investimentos Ltda.								5
Naman Capital Ltda							6
Civelec Participações Ltda	3,860	4,575						4,825
Fundação Arymax							3	2
Ibema Companhia Brasileira de Papel (2)	111,851	45,659	(4,674)	(1,023)			163,480	140,029
Instituto Ecofuturo - Futuro para o Desenvolvimento Sustentável	1	2	(1)				(4,122)	(5,279)
IPLF Holding S.A.							5	3
Mabex Representações e Participações Ltda.			(174)				(892)	(178)
Nemonorte Imóveis e Participações Ltda							(134)	(132)
Woodspin Oy	190				1		621
	116,035	50,297	(4,849)	(1,023)	1		159,389	138,392
	116,035	50,321	(4,849)	(620,602)	1		159,432	138,429

Assets
Trade accounts receivable (Note 7)	112,039	45,650
Other assets	3,996	4,671
Liabilities
Trade accounts payable (Note 17)			(4,849)	(1,023)
Dividends and interest on own capital payable				(619,579)
	116,035	50,321	(4,849)	(620,602)
(1)Refers to dividends and interest on own capital payable.
(2)Refers mainly to the sale of pulp.

32

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2024

11.2 Management compensation
Expenses related to the compensation of key management personnel, which include the Board of Directors, Fiscal Council and Board of Statutory Executive Officers, recognized in the statement of income for the period, are set out below:

	09/30/2024	09/30/2023
Short-term benefits
Salary or compensation	36,356	36,069
Direct and indirect benefits	1,533	1,544
Bonus	11,012	7,087
	48,901	44,700
Long-term benefits
Share-based compensation plan	50,599	26,916
	50,599	26,916
	99,500	71,616
Short-term benefits include fixed compensation (salaries and fees, vacation pay, mandatory bonus and “13th month’s salary” bonus), payroll charges (Company’s share of contributions to social security – “INSS”) and variable compensation such as profit sharing, bonuses and benefits (company car, health plan, meal voucher, market voucher, life insurance and private pension plan).
Long-term benefits include the stock option plan and phantom shares for executives and key members of Management, in accordance with the specific regulations disclosed in Note 22.
12 INCOME AND SOCIAL CONTRIBUTION TAXES
The Company calculates income tax and social contribution taxes, current and deferred, based on the following rates: (i) 15% plus an additional 10% on taxable income in excess of R$240 for IRPJ; and (ii) 9% for CSLL, on the net income. Balances are recognized in the Company's income on an accrual basis.
Subsidiaries domiciled in Brazil have their taxes calculated and provisioned in accordance with the current legislation and their specific tax regime, including, in some cases, the presumed profit method. Subsidiaries domiciled abroad are subject to taxation in their respective jurisdictions, according to local regulations.
Deferred income and social contribution taxes are recognized at the net amounts in non-current assets or liabilities.
In Brazil, Law nº. 12,973/14 revoked article 74 of Provisional Measure nº. 2,158/01 and determines that the parcel of the adjustment of the value of the investment in subsidiaries, direct and indirect, domiciled abroad, equivalent to the profit earned by them before income tax, except for exchange rate variation, must be added in the determination of taxable income and the social contribution calculation basis of the controlling entity domiciled in Brazil, at each year ended.

33

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2024

The Company management believes in the validity of the provisions of international treaties entered by Brazil to avoid double taxation. In order to ensure its right to non-double taxation, the Company filed a lawsuit in April 2019, which aims to exempt the double taxation in Brazil, of profits earned by its subsidiary located in Austria, according to Law No. 12,973/14. Due to the preliminary injunction granted in favor of the Company in the aforementioned lawsuit, the Company decided not to add the profit from Suzano International Trading GmbH, located in Austria, when determining its taxable income and social contribution basis of the net profit of the Company for the nine-month period ended September 30, 2024. There is no provision for tax related to the non-double taxation profits of such subsidiary in 2024. Disclosures about uncertain tax positions for income tax and social contribution (IFRIC 23) are presented in Note 20.2.
12.1 Deferred taxes
12.1.1 Deferred income and social contribution taxes

	09/30/2024	12/31/2023
Tax loss	856,610	1,209,968
Negative tax basis of social contribution	334,026	457,030

Assets - temporary differences
Provision for judicial liabilities	338,771	324,158
Operating provisions and other losses	1,207,277	1,214,807
Exchange rate variations	4,422,512	2,384,153
Derivatives losses (“MtM”)	474,562
Amortization of fair value adjustments arising from business combinations	627,184	654,358
Unrealized profit on inventories	584,327	151,578
Leases	495,521	356,110
	9,340,790	6,752,162

Liabilities - temporary differences
Goodwill - tax benefit on unamortized goodwill	1,517,829	1,301,654
Property, plant and equipment - deemed cost	1,083,866	1,137,483
Depreciation for tax-incentive reason (1)	750,043	799,857
Capitalized loan costs	939,555	640,063
Fair value of biological assets	1,092,801	1,115,432
Deferred taxes, net of fair value adjustments	349,434	370,947
Tax credits - gains from tax lawsuit (exclusion of ICMS from the PIS and COFINS basis)	146,169	150,691
Derivatives gains (“MtM”)		678,090
Provision of deferred taxes on results of subsidiaries abroad	132,459
Other temporary differences	25,028	24,109
	6,037,184	6,218,326

Non-current assets	3,316,202	545,213
Non-current liabilities	12,596	11,377
(1)Tax depreciation is taken as a benefit only in the income tax calculation bases.

34

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2024

12.1.2 Breakdown of accumulated tax losses and social contribution tax losses carried forward

	09/30/2024	12/31/2023
Tax loss carried forward	3,426,440	4,839,872
Negative tax basis of social contribution carried forward	3,711,400	5,078,111
12.1.3 Roll-forward of deferred tax assets

	09/30/2024	12/31/2023
Opening balance	533,836	3,985,297
Tax loss	(353,358)	2,872
Negative tax basis of social contribution	(123,004)	11,780
Provision for judicial liabilities	14,613	55,562
Operating provisions and other losses	(7,530)	215,779
Exchange rate variation	2,038,359	(1,913,350)
Derivative (gains) losses (“MtM”)	1,152,652	(668,926)
Amortization of fair value adjustments arising from business combinations	(5,661)	2,219
Unrealized profit on inventories	432,749	(211,474)
Leases	139,411	(8,728)
Goodwill - tax benefit on unamortized goodwill	(216,175)	(278,551)
Property, plant and equipment - deemed cost	53,617	79,866
Depreciation accelerated for tax-incentive reason	49,814	70,140
Capitalized loan costs	(299,492)	(429,229)
Fair value of biological assets	22,631	(412,158)
Deferred taxes on the results of subsidiaries abroad	(132,459)
Credits on exclusion of ICMS from the PIS/COFINS tax base	4,522	43,430
Other temporary differences	(919)	(10,693)
Closing balance	3,303,606	533,836

35

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2024

12.2 Reconciliation of the effects of income tax and social contribution on profit or loss

	09/30/2024	09/30/2023
Net income (loss) before taxes	(1,970,690)	12,569,930
Income tax and social contribution benefit (expense) at statutory nominal rate of 34%	670,035	(4,273,776)

Tax effect on permanent differences
Taxation (difference) on profit of associates in Brazil and abroad (1)	790,091	1,305,189
Equity method	(5,046)	(1,982)
Thin capitalization (2)		(41,520)
Credit related to Reintegra Program	8,203	5,384
Director bonuses	(9,347)	(3,485)
Tax incentives (Note 12.3) (3)	287,409	76,172
Donations/Fines – Other	(78,789)	(44,253)
	1,662,556	(2,978,271)
Income tax
Current	(742,824)	(238,762)
Deferred	1,996,752	(1,996,712)
	1,253,928	(2,235,474)
Social Contribution
Current	(297,815)	(24,041)
Deferred	706,443	(718,756)
	408,628	(742,797)
Income and social contribution benefits (expenses) on the period	1,662,556	(2,978,271)

(1)The difference in the taxation of subsidiaries is substantially due to the differences between the nominal tax rates in Brazil and those of subsidiaries located abroad.
(2)The Brazilian thin capitalization rules establish that interest paid or credited by a Brazilian entity to a related party abroad may only be deducted for income tax and social contribution purposes if the interest expense is viewed as necessary for the activities of the local entity, and when certain limits and requirements are met. On September 30, 2024, all limits and requirements were met, and on September 30, 2023, the Company did not meet all of the limits and requirements, and therefore the expense is not deductible for the period.
(3)Income tax and social contribution deduction on profit or loss referring to the use of tax incentives: (i) exploitation profits, (ii) expenses with research and development, (iii) PAT benefits ("Worker Food Program"), (iv) donations made in cultural projects, (v) children and adolescents rights funds, (vi) sports incentives, (vii) funds for the elderly and (viii) extensions to maternity and paternity leave.

36

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2024

12.3 Tax incentives
The Company benefits from a tax incentive for partial reduction of the income tax obtained from operations carried out in areas under the jurisdiction of the Northeast Development Superintendence (“SUDENE”) and the Superintendence of Amazon Development (“SUDAM”). The IRPJ reduction incentive is calculated based on the activity profits (exploitation profits) and considers the allocation of the operating profit based on the incentive production levels for each product.

Area/Regions	Company	Maturity
Northeast Development Superintendence (“SUDENE”)
Eunápolis (BA)	Veracel	2025
Aracruz (ES)	Portocel	2030
Aracruz (ES)	Suzano	2031
Imperatriz (MA)	Suzano	2032
Mucuri (BA)	Suzano	2032
São Luís (MA)	Itacel	2033

Superintendence of Amazon Development (“SUDAM”)
Belém (PA)	Suzano	2025

12.4 OECD PILLAR TWO MODEL RULES
In December 2021, the Organisation for Economic Co-operation and Development (“OECD”) announced the guidelines for the Pillar Two model, aiming for a reform in international corporate taxation to ensure that multinational economic groups, covered by such regulations, contribute an effective minimum tax at a rate of 15% on profits. Each country's effective profit tax rate, as calculated by this model, is called the GloBE (Global Anti-Base Erosion Rules) effective tax rate. These rules await approval in the local legislation of each country. In the context of Suzano, compliance with OECD guidelines on international taxation is a strategic priority.
Many countries have already released legislation or plans on the adoption of Pillar Two rules and the calculation of GloBE revenue, considering the global minimum rate of 15% for multinationals with consolidated revenue above EUR750 million.
The Company is monitoring the jurisdictions where the legislation was approved and is in force, as well as the progress of the legislative process in other countries, in order to map the potential effects on its operations.
From 2024, the Company is subject to OECD Pillar Two model rules in some European jurisdictions, with emphasis only on Austria. There was no material impact on this unaudited condensed consolidated interim financial information due to this topic.

37

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2024

13 BIOLOGICAL ASSETS
The roll-forward of biological assets is as set forth below:

	09/30/2024	12/31/2023
Opening balance	18,278,582	14,632,186
Additions	5,357,563	5,777,952
Additions of merged companies (1)	366,785
Depletions	(3,578,944)	(3,680,997)
Transfers	102,790	(136,297)
Gain on fair value adjustments	539,003	1,989,831
Disposals	(130,497)	(128,370)
Write-offs	(102,850)	(175,723)
Closing balance	20,832,432	18,278,582
(1) Refers to the acquisition and merger of 100% of the share capital of the companies Timber VII and Timber XX (note 1.2.6).
The Company reevaluates, on a semi-annual basis in June and December, the main assumptions used in measuring the fair value of biological assets, which are disclosed in Note 13 of the unaudited condensed consolidated interim financial information for the period ended June 30, 2024.
The Company manages the financial and climate risks related to its agricultural activities in a preventive manner. To reduce the risks arising from edaphoclimatic factors, the weather is monitored through meteorological stations and, in the event of pests and diseases, our Department of Forestry Research and Development, an area specialized in physiological and phytosanitary aspects, has procedures to diagnose and act rapidly against any occurrences and losses (Note 4.8).
The Company has no biological assets pledged as collateral on September 30, 2024 and December 31, 2023.

38

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2024

14 INVESTMENTS
14.1 Investments breakdown

	09/30/2024	12/31/2023

Investments in associates and joint ventures	401,473	355,520
Goodwill	228,887	228,887
Other investments evaluated at fair value through other comprehensive income (1)	1,287,484	23,606
	1,917,844	608,013

Investments	1,917,844	608,013
	1,917,844	608,013
(1) Includes the acquisition of the equity interest in Lenzing Aktiengesellschaft (note 1.2.5).

14.2 Investments in associates and joint ventures

Information of investees as at				Company Participation
			09/30/2024	Carrying amount		In the income (expenses) for the period
	Equity	Income (expenses) of the period	Participation equity (%)	09/30/2024	12/31/2023	09/30/2024	09/30/2023
Associate
Foreign
Ensyn Corporation	3,879	(9,147)	25.02%	971	387	(2,289)	(6,223)
Spinnova Plc (1)	479,261	(56,004)	18.77%	89,957	95,736	(19,576)	(18,620)
				90,928	96,123	(21,865)	(24,843)
Joint ventures
Domestic (Brazil)
Biomas	26,197	(21,498)	16.66%	4,366	2,797	(3,431)	(556)
Ibema Companhia Brasileira de Papel	369,953	55,920	49.90%	184,606	156,703	27,904	35,185
Foreign
F&E Technologies LLC	11,223		50.00%	5,612	4,987
Woodspin Oy	231,922	(34,540)	50.00%	115,961	94,910	(17,450)	(14,127)
				310,545	259,397	7,023	20,502

Other investments evaluated at fair value through other comprehensive income
Bem Agro			5.82%	3,689
Celluforce INC.			8.28%	26,057	23,606		(1,489)
Nfinite Nanotechnology INC.			5.00%	5,584
Lenzing (2)			15.00%	1,252,154
				1,287,484	23,606		(1,489)
				1,688,957	379,126	(14,842)	(5,830)
(1)The average share price quoted on the Nasdaq First North Growth Market (NFNGM) was EUR1.50 on September 30, 2024 and EUR2.40 in December 31, 2023.
(2)Includes the acquisition of the equity interest in Lenzing Aktiengesellschaft (note 1.2.5).

39

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2024

15 PROPERTY, PLANT AND EQUIPMENT

	Land	Buildings	Machinery, equipment and facilities	Work in progress	Other (1)	Total
Average rate %		3.39	6.59		18.90
Accumulated cost	14,486,408	9,644,875	45,160,365	10,373,151	1,281,328	80,946,127
Accumulated depreciation		(3,879,898)	(25,541,712)		(867,883)	(30,289,493)
Balance as of December 31, 2022	14,486,408	5,764,977	19,618,653	10,373,151	413,445	50,656,634
Additions	54,027	15	467,032	10,742,118	17,949	11,281,141
Additions of merged companies	4,572	111,495	453,617	8,306	11,175	589,165
Write-offs	(25,090)	(36,184)	(133,249)		(56,869)	(251,392)
Depreciation		(313,304)	(2,570,734)		(145,092)	(3,029,130)
Transfers and other	339,272	379,495	2,702,633	(3,638,466)	259,717	42,651
Accumulated cost	14,859,189	10,032,317	48,456,537	17,485,109	1,491,663	92,324,815
Accumulated depreciation		(4,125,823)	(27,918,585)		(991,338)	(33,035,746)
Balance as of December 31, 2023	14,859,189	5,906,494	20,537,952	17,485,109	500,325	59,289,069
Additions (2)	431	534	281,121	5,937,548	23,311	6,242,945
Additions of merged companies (3)	1,699,588	775	413		1,992	1,702,768
Write-offs	(9,708)	(5,061)	(103,075)		(6,545)	(124,389)
Depreciation		(263,841)	(2,227,996)		(151,884)	(2,643,721)
Transfers and other (4)	133,038	3,564,025	14,362,003	(18,558,117)	506,544	7,493
Accumulated cost	16,682,538	13,454,539	60,516,478	4,864,540	1,715,714	97,233,809
Accumulated depreciation		(4,251,613)	(27,666,060)		(841,971)	(32,759,644)
Balance as of September 30, 2024	16,682,538	9,202,926	32,850,418	4,864,540	873,743	64,474,165
(1)Includes vehicles, furniture and utensils and computer equipment.
(2)The addition of work in progress refers, mainly to the Cerrado Project, of which R$933,311 is a cash effect in the previous periods.
(3)Refers to the acquisition and merger of 100% of the share capital of the companies Timber VII and Timber XX (note 1.2.6).
(4)Refers, basically, to the activation of the Cerrado Project, that started its operation on July 21, 2024 (note 1.2).
On September 30, 2024, the Company evaluated the business, market and climate impacts, and did not identify any event that indicated the need to perform an impairment test and to record any impairment provision for property, plant and equipment.
15.1 Items pledged as collateral
On September 30, 2024, property, plant and equipment items pledged as collateral for loan transactions and legal proceedings, consisting mainly of the units of Ribas do Rio Pardo, Três Lagoas and Imperatriz totaling R$21,930,534 (R$16,332,447 in the same units as at December 31, 2023).
15.2 Capitalized expenses
For the nine-month period ended September 30, 2024, the Company capitalized loan costs in the amount of R$883,401 (R$1,160,364 as of December 31, 2023). The weighted average interest rate, adjusted by the equalization of the exchange rate effects, utilized to determine the capitalized amount was 10.91% p.a. (10.98% p.a. as of December 31, 2023).

40

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2024

16 INTANGIBLE
16.1 Goodwill and intangible assets with indefinite useful lives

	09/30/2024	12/31/2023
Goodwill - Facepa	119,332	119,332
Goodwill - Fibria	7,897,051	7,897,051
Goodwill - MMC Brasil (1)	170,859	170,859
Other (2)	4,834	4,834
	8,192,076	8,192,076
(1)Refers to the goodwill of the MMC Brasil business combination.
(2)Refers to other intangible assets with indefinite useful lives such as servitude of passage and electricity.
The goodwill is based on expected future profitability supported by valuation reports, after the purchase price allocation.
Goodwill is allocated to cash-generating units as presented in Note 28.4.
For the nine-month period ended September 30, 2024, the Company did not identify any event that indicated the need to perform the impairment test and to record any impairment provision for intangible assets.
16.2 Intangible assets with limited useful lives

		06/30/2024	12/31/2023
Opening balance		6,557,009	7,173,183
Additions		142,765	104,931
Fair value adjustment MMC Brasil			189,655
Write-offs			(2)
Amortization		(753,050)	(990,432)
Transfers and others			79,674
Closing balance		5,946,724	6,557,009
Represented by	Average rate %
Non-competition agreements	5.00	4,585	4,818
Port concessions	4.30	637,404	537,179
Lease agreements	16.90	1,250	6,875
Supplier agreements	12.90	29,629	40,739
Port service contracts	4.20	527,796	549,821
Cultivars	14.30	25,490	40,784
Trademarks and patents	9.05	174,867	188,723
Customer portfolio	9.10	4,310,144	4,925,879
Supplier agreements	17.60	2,934	10,861
Software	20.00	205,621	141,178
Other	5.75	27,004	110,152
		5,946,724	6,557,009

Cost		12,521,497	12,378,761
Amortization		(6,574,773)	(5,821,752)
Closing balance		5,946,724	6,557,009

41

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2024

17 TRADE ACCOUNTS PAYABLE

	09/30/2024	12/31/2023
In local currency
Third party (1) (2)	4,138,240	3,946,185
Related party (Note 11.1) (3)	4,849	1,023
In foreign currency
Third party (2)	1,198,848	1,625,011
	5,341,937	5,572,219
(1)Within the balance of suppliers, there are values under supplier finance arrangement that were subject to anticipation with financial institutions at the exclusive option of certain suppliers, without changing the originally defined purchase conditions (payment terms and negotiated prices). The balance related to such operations on September 30, 2024 was R$397,201 (R$281,350 at December 31, 2023).
(2)Within the balance of suppliers, the following balances refer to the Cerrado Project, R$186,021 (R$523,408 on December 31, 2023) in local currency and R$484,104 (R$1,080,028 on December 31, 2023) in foreign currency.
(3)The balance refers mainly to transactions with Ibema Companhia Brasileira de Papel.
18 LOANS, FINANCING AND DEBENTURES
18.1 Breakdown by type

			Current		Non-current			Total
Type	Interest rate	Average annual interest rate - %	09/30/2024	12/31/2023	09/30/2024	12/31/2023	09/30/2024	12/31/2023
In foreign currency
Bonds	Fixed	5.0%	2,206,901	841,625	43,341,798	40,122,749	45,548,699	40,964,374
Export credits (“export prepayments”)	SOFR/Fixed	5.4%	4,541,137	2,690,891	15,356,787	14,487,252	19,897,924	17,178,143
Assets financing	SOFR	2.9%	100,710	61,924	306,893	220,199	407,603	282,123
ECA - Export Credit Agency	SOFR	5.3%	7,345		679,486		686,831
IFC - International Finance Corporation	SOFR	5.2%	3,568	731	3,238,530	2,871,399	3,242,098	2,872,130
Others			4,021	7,903			4,021	7,903
			6,863,682	3,603,074	62,923,494	57,701,599	69,787,176	61,304,673
In local currency
BNDES	TJLP	8.6%	88,936	49,348	122,891	199,988	211,827	249,336
BNDES	TLP	14.0%	88,455	57,060	4,405,133	3,123,727	4,493,588	3,180,787
BNDES	Fixed	4.0%	1,006	4,020			1,006	4,020
BNDES	SELIC	14.0%	189,522	65,013	752,625	857,419	942,147	922,432
BNDES	TR	2.3%	40		9,014		9,054
Assets financing	CDI	14.5%	18,354	17,037	61,583	71,235	79,937	88,272
NCE (“Export credit notes”)	CDI	14.7%	2,953	3,114	100,000	100,000	102,953	103,114
NCR (“Rural producer certificates”)	CDI	12.2%	244,683	101,739	1,999,315	1,998,270	2,243,998	2,100,009
Export credits (“export prepayments”)	Fixed			791,306				791,306
Debentures	CDI/IPCA	13.4%	223,795	66,536	9,674,971	8,362,207	9,898,766	8,428,743
			857,744	1,155,173	17,125,532	14,712,846	17,983,276	15,868,019
			7,721,426	4,758,247	80,049,026	72,414,445	87,770,452	77,172,692

Interest on financing			847,897	1,232,810			847,897	1,232,810
Non-current funding			6,873,529	3,525,437	80,049,026	72,414,445	86,922,555	75,939,882
			7,721,426	4,758,247	80,049,026	72,414,445	87,770,452	77,172,692

42

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2024

18.2 Breakdown by maturity – non-current

	2025	2026	2027	2028	2029	2030 onwards	Total
In foreign currency
Bonds		2,818,551	3,801,793	2,702,567	9,509,045	24,509,842	43,341,798
Export credits (“export prepayments”)	1,125,941	4,902,927	4,275,562	3,399,614	1,652,743		15,356,787
Assets financing	24,025	104,807	106,454	65,420	6,187		306,893
ECA - Export Credit Agency				666	666	678,154	679,486
IFC - International Finance Corporation			211,871	998,818	1,452,827	575,014	3,238,530
	1,149,966	7,826,285	8,395,680	7,167,085	12,621,468	25,763,010	62,923,494
In local currency
BNDES – TJLP	21,666	86,225	7,152	3,622	3,622	604	122,891
BNDES – TLP	7,675	97,511	158,210	155,378	141,216	3,845,143	4,405,133
BNDES – SELIC	62,805	250,491	33,734	33,734	33,734	338,127	752,625
BNDES – TR		111	668	668	668	6,899	9,014
Assets financing	4,627	18,741	19,114	19,033	68		61,583
NCE (“Export credit notes”)			25,000	25,000	25,000	25,000	100,000
NCR (“Rural producer certificates”)						1,999,315	1,999,315
Debentures				749,031		8,925,940	9,674,971
	96,773	453,079	243,878	986,466	204,308	15,141,028	17,125,532
	1,246,739	8,279,364	8,639,558	8,153,551	12,825,776	40,904,038	80,049,026
18.3 Roll-forward of loans, financing and debentures

	09/30/2024	12/31/2023
Opening balance	77,172,692	74,574,591
Fundraising, net of issuance costs	12,113,151	10,944,794
Interest accrued	3,943,303	4,797,094
Monetary and exchange rate variation, net	8,012,235	(4,185,675)
Settlement of principal	(9,131,344)	(4,296,447)
Settlement of interest	(4,397,301)	(4,728,998)
Amortization of fundraising costs	57,716	67,333
Closing balance	87,770,452	77,172,692

18.4 Breakdown by currency

	09/30/2024	12/31/2023
Brazilian Reais	17,983,276	15,868,019
US Dollars	69,787,176	61,304,673
	87,770,452	77,172,692

43

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2024

18.5 Fundraising costs
The fundraising costs are amortized based on the terms of agreements and the effective interest rate.

			Balance to be amortized
Type	Cost	Amortization	09/30/2024	12/31/2023
Bonds	434,970	277,020	157,950	164,825
NCE	125,222	123,492	1,730	2,696
Export credits (“export prepayments”)	219,946	157,374	62,572	52,162
Debentures	159,675	32,213	127,462	102,235
BNDES	76,588	55,248	21,340	9,854
IFC - International Finance Corporation	41,943	3,050	38,893	38,911
Others	19,467	14,134	5,333	598
	1,077,811	662,531	415,280	371,281
18.6 Guarantees
Some loan and financing agreements have guarantees clauses, in which the financed equipment or other property, plant and equipment is offered as collateral by the Company, as disclosed in Note 15.1.
The Company does not have contracts with restrictive financial clauses (financial covenants) which must be complied with.
18.7 Relevant transactions entered into during the period
18.7.1 Export Prepayment
On February 15, 2024, the Company raised, with several banks (a syndicated operation), an export prepayment ("EPP") in the amount of US$780,000 (equivalent to R$3,897,036), at a floating rate based on SOFR + 1.65% p.a (increasing by 0.05% p.a until maturity), with final maturity in February 2029, as part of the rollover process of a partially settled EPP on the same date.
18.7.2 Rural Credit Note
On March 28, 2024, the Company raised, with Safra Bank, a Rural Credit Note in the amount of R$200,000, with a post-fixed interest rate of 100% of the CDI, with final maturity in March 2025.
18.7.3 Export Development Canada (“EDC”)
On April 30, 2024, the Company raised with from EDC in the amount of US$125,000 (equivalent to R$694,862) at a floating rate of SOFR + 1.74%, with final maturity in April 2031.
18.7.4 Debentures
On May 29, 2024, the Company issued simple, non-convertible debentures, unsecured, in three series, totaling R$5,900,000, as part of a debt rollover strategy. The debenture consists of three parts: (i) R$1,000,000 at a cost of CDI + 0.80% p.a., with a total term of eight years and equal amortizations in May 2031 and May 2032; (ii) R$4,000,000 at a cost of CDI + 1.00% p.a., with a total term of ten years and equal amortizations in May 2033 and May 2034; and (iii) R$900,000 (incentivized debenture) at a cost of IPCA + 6.11% p.a., with a total term of twelve years and equal amortizations in May 2035 and May 2036.

44

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2024

18.7.5 BNDES
On June 27, 2024, the Company raised with from BNDES in the amount of R$65,000, indexed by the Long-Term Interest Rate (TLP - 5.56% p.a.), plus fixed interest of 1.75% p.a., with a one-year principal grace period and final maturity in December 2043. The funds were allocated to industrial projects.
On August 26, 2024, the Company raised from BNDES in the amount of R$1,110,000, indexed by the Long-Term Rate (TLP = IPCA + 5.48% p.a.), plus fixed interest of 1.75% p.a., with a 7-year principal grace period and final maturity in May 2044. The funds were allocated to forestry projects.
18.7.6 Advance of exchange contract (“ACC”)
On May 17, 2024, the Company rolled over an ACC of US$100,000 (equivalent to R$555,890), indexed at a fixed rate of 6% p.a. and originally maturing on May 17, 2024, to a new rate of 6.46% p.a. with a new maturity on May 19, 2025.
On June 5, 2024, the Company raised an ACC from BNP bank in the amount of US$15,000 (equivalent to R$83,383), indexed at a fixed rate of 6.43% p.a., with a maturity on June 9, 2025.
On June 21, 2024, the Company rolled over an ACC of US$35,000 (equivalent to R$194,561), indexed at a fixed rate of 6.52% p.a. and originally maturing on June 21, 2024, to a new rate of 6.54% p.a. with a new maturity on May 21, 2025.
18.8 Significant transactions settled during the period
On February 15, 2024, the Company partially settled, in advance, a pre-export facility with several banks (a syndicated operation), in the total amount of US$620,000 (equivalent to R$3,209,057). The residual amount of this operation maintained its original maturity in February 2026, with a floating rate based on SOFR + 1.41% p.a.
On June 7, 2024, the Company early settled a debenture with Bradesco bank in the total amount of R$4,926,631 (principal and interest) as part of a debt rollover strategy. The original maturity of the debenture was in June 2025 and June 2026, with an annual rate of 112.5% of CDI.
19 LEASES
19.1 Right of use
The balances rolled-forward are set out below:

	Lands	Machinery and equipment	Buildings	Ships and boats	Vehicles	Total
Balances at December 31, 2022	3,283,156	112,553	85,756	1,623,118	4,643	5,109,226
Additions/updates	496,236	206,847	101,124		9,702	813,909
Depreciation (1)	(386,436)	(134,587)	(59,448)	(124,890)	(2,346)	(707,707)
Write-offs (2)	(12,658)				(6,139)	(18,797)
Balances at December 31, 2023	3,380,298	184,813	127,432	1,498,228	5,860	5,196,631
Additions/updates	370,425	110,970	32,486		4	513,885
Depreciation (1)	(303,393)	(118,681)	(40,292)	(93,668)	(1,545)	(557,579)
Write-offs (2)	(2,860)					(2,860)
Balances at September 30, 2024	3,444,470	177,102	119,626	1,404,560	4,319	5,150,077
(1)The amount of depreciation related to land is substantially reclassified to biological assets to make up the formation costs.
(2)Write-off due to cancellation of contracts.

45

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2024

For the nine-month period ended September 30, 2024, the Company does not have commitments to lease agreements not yet in force.
19.2 Lease liabilities
The balance of lease payables on September 30, 2024, measured at present value and discounted at the respective discount rates are set forth below:

Nature of agreement	Average rate - % p.a. (1)	Maturity (2)	Present value of liabilities
Lands and farms	12.27	October/2052	3,910,733
Machinery and equipment	11.19	April/2035	242,855
Buildings	10.75	May/2031	118,119
Ships and boats	11.25	February/2039	2,332,211
Vehicles	11.10	November/2028	5,356
			6,609,274
(1)To determine the discount rates, quotes were obtained from financial institutions for agreements with characteristics and average terms similar to the lease agreements.
(2)Refers to the original maturities of the agreements and, therefore, does not consider eventual renewal clauses.
The balances rolled-forward are set out below:

	09/30/2024	12/31/2023
Opening balance	6,243,782	6,182,530
Additions	513,885	813,909
Write-offs (2)	(2,860)	(18,797)
Payments	(946,205)	(1,218,399)
Accrual of financial charges (1)	519,999	664,651
Exchange rate variations	280,673	(180,112)
Closing balance	6,609,274	6,243,782

Current	794,647	753,399
Non-current	5,814,627	5,490,383
(1)On September 30, 2024, the amount of R$184,776 related to interest expenses on leased lands was capitalized to biological assets to represent the formation cost (R$223,055 as of December 31, 2023).
(2)Write-off due to cancellation of contracts.
The maturity schedule for future payments not discounted to present value related to lease liabilities is disclosed in Note 4.2.
19.2.1 Amounts recognized in the statement of income for the period
The amounts recognized are set out below:

	09/30/2024	09/30/2023
Expenses relating to short-term assets	4,932	6,479
Expenses relating to low-value assets	3,115	1,894
	8,047	8,373

46

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2024

20 PROVISION FOR JUDICIAL LIABILITIES
The Company is involved in certain legal proceedings arising in the normal course of its business, which include tax, social security, labor, civil, environment and real estate.
The Company classifies the risk of unfavorable decisions in legal proceedings, based on legal advice, which reflects the estimated probable losses.
The Company’s Management believes that, based on the available information as of the date of these unaudited condensed consolidated interim financial information, its provisions for tax, social security, labor, civil, environment and real estate risks, accounted for according to IAS 37 are sufficient to cover estimated losses related to its legal proceedings, as set forth below:
20.1 Roll-forward and changes in the provisions for probable losses based on the nature of the proceedings, net of judicial deposits

					09/30/2024
	Tax and social security	Labor	Civil, environment and real estate	Contingent liabilities assumed (1) (2)	Total
Provision balance at the beginning of the period	468,839	349,058	139,435	2,155,545	3,112,877
Payments	(12,782)	(62,774)	(6,524)		(82,080)
Reversal	(1,266)	(69,243)	(13)	(16,256)	(86,778)
Additions	417	122,056	42,201		164,674
Monetary adjustment	13,972	16,052	4,941		34,965
Provision balance	469,180	355,149	180,040	2,139,289	3,143,658
Judicial deposits	(97,648)	(65,987)	(18,484)		(182,119)
Provision balance at the end of the period	371,532	289,162	161,556	2,139,289	2,961,539
(1)Amounts arising from tax-related lawsuits with a possible or remote probability of loss in the amount of R$2,005,402 and civil lawsuits in the amount of R$133,887, measured and recorded at the estimated fair value resulting from the business combination with Fibria.
(2)Reversal due to a change in likelihood, cancellation and/or due to settlement.

					12/31/2023
	Tax and social security	Labor	Civil, environment and real estate	Contingent liabilities assumed (1) (2)	Total
Provision balance at the beginning of the year	419,915	255,805	118,729	2,645,705	3,440,154
Payments	(1,717)	(37,172)	(3,014)		(41,903)
Reversal	(18,035)	(101,375)	(11,337)	(490,160)	(620,907)
Additions	37,656	211,690	21,335		270,681
Monetary adjustment	31,020	20,110	13,722		64,852
Provision balance	468,839	349,058	139,435	2,155,545	3,112,877
Judicial deposits	(154,469)	(82,305)	(15,694)		(252,468)
Provision balance at the end of the year	314,370	266,753	123,741	2,155,545	2,860,409
(1)Amounts arising from tax-related lawsuits with a possible or remote probability of loss in the amount of R$2,448,564 and civil lawsuits in the amount of R$197,141, measured and recorded at the estimated fair value resulting from the business combination with Fibria.
(2)Reversal due to a change in likelihood, cancellation and/or due to settlement.
20.1.1 Tax and social security
On September 30, 2024, the Company has 31 (32 as of December 31, 2023) administrative and judicial proceedings of a tax or social security nature in which the disputed matters are related to IRPJ, CSLL, PIS, COFINS, ICMS among others, whose amounts are provisioned when the likelihood of loss is deemed probable by the Company’s external legal counsel and by Management.

47

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2024

20.1.2 Labor
On September 30, 2024, the Company has 1,175 (1,241 as of December 31, 2023) labor lawsuits.
In general, the provisioned labor proceedings are related primarily to matters frequently contested by employees of agribusiness companies, such as wages and/or severance payments, in addition to suits filed by outsourced employees of the Company.
20.1.3 Civil, environment and real estate
On September 30, 2024, the Company has 98 (76 as at December 31, 2023) civil, environmental and real estate proceedings.
The provisioned Civil, environment and real estate proceedings are related primarily to the payment of damages, including those arising from contractual obligations, traffic-related injuries, possessory actions, environmental restoration obligations, claims and others.
20.2 Contingencies with possible losses
The Company is involved in tax, civil and labor lawsuits, whose losses have been assessed as possible by Management, supported by legal counsel, and therefore no provision was recorded:

	09/30/2024	12/31/2023
Taxes and social security (1)	10,071,038	9,775,068
Labor	176,387	194,883
Civil and environmental (1)	4,846,192	4,462,964
	15,093,617	14,432,915
(1)The amounts above do not include the fair value adjustments allocated to possible loss risk contingencies representing R$2,119,621 (R$2,135,869 as of December 31, 2023), which were recorded at fair value resulting from business combinations with Fibria, as presented in Note 20.1 above.
In the nine-month period ended September 30, 2024, there were no significant changes in the main nature of these contingencies compared to those disclosed in the annual financial statements for the year ended December 31, 2023 (Note 20).

21 EMPLOYEE BENEFIT PLANS
The Company provides supplementary pension plan and defined benefit plan, such as medical assistance and life insurance. The characteristics of such benefits were disclosed in the annual financial statements for the year ended December 31, 2023 (Note 21), which did not change during the nine-month period ended September 30, 2024.
21.1 Pension plan
Contributions made by the Company, for Suzano Prev pension plan managed by Brasilprev Seguros e Previdência S.A., for the nine-month period ended September 30, 2024 amounted R$16,197 (R$13,373 as of September 30, 2023) recognized under the cost of sales, selling and general and administrative expenses.
21.2 Defined benefits plan
The Company offers the medical assistance and life insurance in addition to the pension plans, which are measured based on actuarial calculations and recognized in the unaudited condensed consolidated interim financial information.

48

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2024

The roll-forward of actuarial liabilities prepared based on actuarial report is set forth below:

	09/30/2024	12/31/2023
Opening balance	833,683	691,424
Interest on actuarial liabilities	55,390	67,272
Current service cost	1,498	1,959
Actuarial loss – experience		57,765
Actuarial loss (gain) – financial assumptions		70,762
Benefits paid directly by entity	(39,584)	(55,499)
Closing balance	850,987	833,683
22 SHARE-BASED COMPENSATION PLAN
The Company has 3 (three) share-based, long-term compensation plans: (i) Phantom stock option plan (“PS”); (ii) Share Appreciation Rights (“SAR”), both settled in local currency; and (iii) restricted shares, settled in shares.
The characteristics and measurement method of each plan were disclosed in the annual financial statements for the year ended December 31, 2023 (Note 22), which did not change during the nine-month period ended September 30, 2024.
22.1 Long term compensation plans (“PS and SAR”)
The roll-forward arrangements are set out below:

	Number of shares
	09/30/2024	12/31/2023
Opening balance	9,728,425	7,583,185
Granted during of the period	2,969,442	3,391,581
Exercised (1)	(1,344,982)	(871,208)
Exercised due to resignation (1)	(18,877)	(30,800)
Abandoned/cancelled due to resignation	(466,586)	(344,333)
Closing balance	10,867,422	9,728,425
(1)The average price of the share options exercised and exercised due to termination of employment on September 30, 2024 was R$54.72 (fifty four reais and seventy two cents) (R$58.07 (fifty eight reais and seven cents) as at December 31, 2023).

49

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2024

22.2 Restricted shares plan
The position is set forth below:

Grant date	Fair value on grant date (1)	Shares granted	Restricted year for transfer of shares
01/02/2022	R$53.81	115,754	01/02/2025
01/02/2023	R$52.00	103,482	01/02/2026
01/02/2023	R$49.58	165,052	01/02/2026
01/02/2024	R$53.63	115,034	01/02/2027
01/02/2024	R$52.91	164,808	01/02/2027
04/25/2024	R$52.89	337,465	04/02/2025
04/25/2024	R$52.89	220,540	04/02/2026
04/25/2024	R$52.89	56,535	04/02/2027
05/13/2024	R$57.15	1,870,000	04/01/2029
07/01/2024	R$55.90	81,395	04/01/2027
		3,230,065
(1)Amounts expressed in Reais.
In the nine-month period ended September 30, 2024, 1,005,113 shares were transferred to beneficiaries as part of the restricted shares plan. The balance of shares delivered was carried out in counterpart to treasury shares (Note 24.2).
22.3 Measurement assumptions
The amounts corresponding to the services received and recognized are set forth below:

	Liabilities and Equity		Statement of income and Equity
	09/30/2024	12/31/2023	09/30/2024	09/30/2023
Non-current liabilities
Provision for phantom stock plan	307,798	268,489	(105,214)	(100,430)
Equity
Stock options granted	95,955	26,744	(69,211)	(6,239)
Shares granted	(47,794)		47,794
	48,161	26,744	(21,417)	(6,239)
			(126,631)	(106,669)
23 LIABILITIES FOR ASSETS ACQUISITIONS AND SUBSIDIARIES

	09/30/2024	12/31/2023
Business combinations
Facepa (1)	26,807	25,924
Vale Florestar Fundo de Investimento em Participações ("VFFIP") (2)	80,941	161,263
	107,748	187,187

Current	17,596	93,405
Non-current	90,152	93,782
(1)Acquired in March 2018, for the amount of R$307,876, upon the payment of R$267,876, with the remainder updated at the IPCA, adjusted for possible losses incurred up to the payment date, with maturity in March 2028.
(2)On August 2014, the Company acquired Vale Florestar S.A. through VFFIP, with maturity up to August 2029. The annual settlements, carried out in the month of August, are subject to interest and updated by the variations of the US$ exchange rate, and partially updated by the IPCA.

50

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2024

24 SHAREHOLDERS’ EQUITY
24.1 Share capital
On September 30, 2024, Suzano’s share capital was R$19,269,281 divided into 1,264,117,615 common shares, all nominative, book-entry shares without par value. Expenses related to the public offering were R$33,735, totaling a net share capital of R$19,235,546. The breakdown of the share capital is as set out below:

	09/30/2024		12/31/2023
	Quantity	(%)	Quantity	(%)
Controlling Shareholders
Suzano Holding S.A.	367,612,329	29.08	367,612,329	27.76
Controller	196,065,636	15.51	196,065,636	14.81
Managements and related persons	33,438,435	2.65	32,105,783	2.42
Alden Fundo de Investimento em Ações	26,154,744	2.07	26,154,744	1.98
	623,271,144	49.30	621,938,492	46.97
Treasury (Note 24.2)	24,875,787	1.97	34,765,600	2.63
Other shareholders	615,970,684	48.73	667,413,523	50.40
	1,264,117,615	100.00	1,324,117,615	100.00
For the nine-month period ended September 30, 2024, SUZB3 common shares ended the period quoted at R$54.44 and R$55.63 on December 31, 2023.
On April 25, 2024, the Annual and Extraordinary Shareholders' Meeting approved the capitalization of part of the balance of the Capital Increase Reserve, pursuant to article 199 of the Brazilian Corporation Law, in an amount equivalent to R$10,000,000 in view of the possibility that the balance of the profit reserves exceeds the capital stock.
24.2 Treasury shares
On September 30, 2024, the Company had 24,875,787 (34,765,600 as of December 31, 2023) of its own common shares held in treasury, with an average cost of R$53.84 per share, with a historical value of R$1,339,197 (R$1,484,014 as at December 31, 2023) and the market corresponding to R$1,354,238 (R$1,934,010 as at December 31, 2023).
On January 26, 2024, 20,000,000 common shares held in treasury were canceled. Additionally, on August 9, 2024, another 40,000,000 common shares held in treasury were canceled, as described in Note 1.2.3. On the same date, the Company approved a new share buyback program, under which it may acquire up to 40,000,000 common shares of its own issue, with a maximum term of 18 months, ending on February 9, 2026, of which 11,115,300 have already been repurchased by the period ended September 30, 2024.

51

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2024

During the nine-month period ended September 30, 2024, the Company transferred 1,005,113 common shares at an average cost of R$47.55 per share, with a historical value of R$47,794, tto fulfill the restricted shares plan (Note 22.2).

	Quantity	Average cost per share	Historical value	Market value
Balances at December 31, 2022	51,911,569	40.84	2,120,324	2,504,214
Repurchase	20,000,000	44.05	880,914	880,914
Canceled	(37,145,969)	40.84	(1,517,224)	(1,570,532)
Balances at December 31, 2023	34,765,600	42.69	1,484,014	1,934,010
Exercised	(1,005,113)	47.55	(47,794)	(54,213)
Repurchase	51,115,300	54.91	2,806,764	2,806,764
Canceled	(60,000,000)	48.40	(2,903,787)	(3,238,200)
Balances at September 30, 2024	24,875,787	53.84	1,339,197	1,354,238

25 EARNINGS (LOSS) PER SHARE
25.1 Basic
The basic earnings (loss) per share is measured by dividing the profit attributable to the Company’s shareholders by the weighted average number of common shares issued during the period, excluding the common shares acquired by the Company and held as treasury shares.

	09/30/2024	09/30/2023
Net Income (Loss) for the period attributed to Controlling shareholders'	(330,540)	9,577,505
Weighted average number of shares in the period – in thousands	1,298,205	1,332,009
Weighted average treasury shares – in thousands	(24,823)	(32,174)
Weighted average number of outstanding shares – in thousands	1,273,382	1,299,835
Basic earnings (loss) per common share – R$	(0.25958)	7.36825
25.2 Diluted
The diluted earnings (loss) per share is measured by adjusting the weighted average of outstanding common shares, assuming the conversion of all common shares with dilutive effects.

	09/30/2024	09/30/2023
Net Income (Loss) for the period attributed to Controlling shareholders'	(330,540)	9,577,505
Weighted average number of shares during the period (except treasury shares) – in thousands	1,273,382	1,299,835
Average number of potential shares (stock options) - in thousands		487
Weighted average number of shares (diluted) – in thousands	1,273,382	1,300,322
Diluted earnings (loss) per common share – R$	(0.25958)	7.36549
Due to the loss on September 30, 2024, the Company does not consider the dilution effect in the measurement.
25.3 Profit reserves
Reserves are constituted by the allocation of the Company's profits, after the allocation for the payment of the minimum mandatory dividends and after the allocation to the various profit reserves.

52

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2024

On April 25, 2024, the Shareholder's meeting decided on the accumulated balance of profit reserves on the Reserve for capital increase that exceeded the limit established in the Company's Bylaws, thus the Company's capital increase in the amount of R$10,000,000 was approved without the issuance of new shares through the transfer of the book balance from the Reserve for Capital Increase to Capital Stock without financial disbursement as described in the note 1.2.4.
26 NET FINANCIAL RESULT

	09/30/2024	09/30/2023
Financial expenses
Interest on loans, financing and debentures (1)	(3,059,902)	(2,720,736)
Amortization of transaction costs (2)	(57,716)	(49,976)
Interest expenses on lease liabilities (3)	(335,223)	(333,799)
Other	(397,459)	(379,163)
	(3,850,300)	(3,483,674)

Financial income
Cash and cash equivalents and marketable securities	1,212,405	1,103,054
Other	89,638	112,590
	1,302,043	1,215,644
Results from derivative financial instruments
Income	2,401,971	8,201,656
Expenses	(6,144,397)	(4,167,036)
	(3,742,426)	4,034,620
Monetary and exchange rate variations, net
Exchange rate variations on loans, financing and debentures	(8,012,235)	2,161,839
Leases	(280,673)	102,727
Other assets and liabilities (4)	1,337,630	(519,686)
	(6,955,278)	1,744,880
Net financial result	(13,245,961)	3,511,470
(1)Excludes R$883,401 arising from capitalized loan costs, substantially related to property, plant and equipment in progress of the Cerrado Project for the nine-month period ended September 30, 2024 (R$816,763 as at September 30, 2023).
(2)On September 30, 2023, in the consolidated statements, the balance of R$19 relating to transaction costs with loans and financing was recognized directly in the income statement.
(3)Includes R$184,776 referring to the reclassification to the biological assets item for the composition of the formation cost (R$161,716 as of September 30, 2023).
(4)Includes effects of exchange rate variations of trade accounts receivable, trade accounts payable, cash and cash equivalents, marketable securities and others.
27 NET SALES

	09/30/2024	09/30/2023
Gross sales	40,448,987	35,298,359
Sales deductions
Returns and cancellations	(156,958)	(104,935)
Discounts and rebates	(5,288,203)	(4,248,057)
	35,003,826	30,945,367
Taxes on sales	(1,777,542)	(1,561,337)
Net sales	33,226,284	29,384,030

53

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2024

28 SEGMENT INFORMATION
28.1 Criteria for identifying operating segments
The Board of Directors and Board of Statutory Executive Officers evaluates the performance of the Company’s business segments through EBITDA.
The operating segments defined by the Company’s management are set forth below:
i)Pulp: comprised of the production and sale of hardwood eucalyptus pulp and fluff pulp, mainly to supply the foreign market.
ii)Paper: comprises the production and sale of paper to meet the demands of both the domestic and foreign markets. Consumer goods (tissue) sales are classified under this segment due to their immateriality.
Information related to total assets by reportable segment is not disclosed, as it is not included in the set of information made available to the Company’s management, which makes investment decisions and determines the allocation of resources on a consolidated basis.
In addition, with respect to geographical information related to non-current assets, the Company does not disclose such information, as all property, plant and equipment, biological and intangible assets are in Brazil.
28.2 Information of operating segments

	09/30/2024
	Pulp	Paper	Total
Net sales	26,397,840	6,828,444	33,226,284
Domestic market (Brazil)	1,709,910	5,209,587	6,919,497
Foreign market	24,687,930	1,618,857	26,306,787

EBITDA (1)	15,306,817	2,382,500	17,689,317
Depreciation, depletion and amortization			(6,414,046)
Operating profit before net financial income (“EBIT”) (2)			11,275,271

EBITDA margin (%)	57.99%	34.89%	53.24%
(1)EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization).
(2)EBIT (Earnings Before Interest and Tax).

	09/30/2023
	Pulp	Paper	Total
Net sales	22,907,377	6,476,653	29,384,030
Domestic market (Brazil)	1,690,353	4,747,618	6,437,971
Foreign market	21,217,024	1,729,035	22,946,059

EBITDA (1)	11,996,303	2,595,321	14,591,624
Depreciation, depletion and amortization			(5,533,164)
Operating profit before net financial income (“EBIT”) (2)			9,058,460

EBITDA margin (%)	52.37%	40.07%	49.66%
(1)EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization).
(2)EBIT (Earnings Before Interest and Tax).

54

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2024

28.3 Net sales by product

Products	09/30/2024	09/30/2023
Market pulp (1)	26,397,840	22,907,377
Printing and writing paper (2)	5,846,679	5,341,064
Paperboard	933,513	1,067,941
Other	48,252	67,648
	33,226,284	29,384,030
(1)Net sales of fluff pulp represent 0.7% of total net sales, and therefore were included in market pulp net sales. (0.8% as at September 30, 2023).
(2)Net sales of tissue represent 6.1% of total net sales, and therefore were included in printing and writing paper net sales. (4.4% as at September 30, 2023).
28.4 Goodwill based on expected future profitability
The goodwill based on expected future profitability arising from the business combination was allocated to the disclosable segments, which correspond to the Company's cash-generating units (“CGUs”), considering the economic benefits generated by such intangible assets. The allocation of goodwill is set out below:

	09/30/2024	12/31/2023
Pulp	7,897,051	7,897,051
Paper	290,191	290,191
	8,187,242	8,187,242

55

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2024

29 INCOME (EXPENSES) BY NATURE

	09/30/2024	09/30/2023
Cost of sales
Personnel expenses	(1,158,918)	(1,052,103)
Costs of raw materials, materials and services	(7,942,922)	(8,026,536)
Logistics cost	(3,511,014)	(3,166,101)
Depreciation, depletion and amortization	(5,592,701)	(4,814,403)
Other (1)	(435,255)	(1,241,968)
	(18,640,810)	(18,301,111)
Selling expenses
Personnel expenses	(236,663)	(203,856)
Services	(165,567)	(103,639)
Logistics cost	(890,229)	(774,909)
Depreciation and amortization	(717,720)	(713,204)
Other (2)	(71,608)	(89,128)
	(2,081,787)	(1,884,736)
General and administrative expenses
Personnel expenses	(986,136)	(798,123)
Services	(341,444)	(273,919)
Depreciation and amortization	(105,344)	(85,380)
Other (3)	(196,676)	(150,914)
	(1,629,600)	(1,308,336)
Other operating (expenses) income, net
Results from sales of other products, net	70,764	62,739
Results from sales and disposals of property, plant and equipment, intangible and biological assets, net	(132,693)	(174,008)
Result on fair value adjustment of biological assets	539,003	1,256,315
Depletion and amortization	1,719	79,823
Provision for judicial liabilities	(113,173)	(108,346)
Other operating income (expenses), net	50,406	57,920
	416,026	1,174,443
(1)Includes R$320,212 related to maintenance downtime, costing (R$650,592 as at September 30, 2023).
(2)Includes expected credit losses, insurance, materials for use and consumption, travel, accommodation, trade fairs and events.
(3)Includes, substantially, corporate expenses, insurance, materials for use and consumption, social programs and donations, travel and accommodation.
30 EVENTS AFTER THE REPORTING PERIOD
30.1 Acquisition of Pactiv Evergreen Inc. assets
On October 1, 2024, the Company, through its indirect subsidiary Suzano Packaging LLC, acquired the inventories and property, plant and e equipment comprising the integrated coated and uncoated paperboard manufacturing plants, used for the production of Liquid Packaging Board and Cupstock, located in the cities of Pine Bluff – Arkansas and Waynesville – North Carolina, both in the United States of America, previously owned by Pactiv Evergreen Inc. ("Pactiv") The "Pactiv Transaction" was finalized after the fulfillment of all precedent conditions.
The transaction was based on the amount of US$110,000 (equivalent to R$599,291), and on the closing date, the fair value of the consideration transferred in cash was US$82,630 (equivalent to R$450,177), based on the composition of the assets received, still subject to potential adjustments, in accordance with the validation procedures agreed upon by the parties.

56

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 23, 2024

SUZANO S.A.

By:	/s/ Marcelo Feriozzi Bacci
Name:	Marcelo Feriozzi Bacci
Title:	Chief Financial and Investor Relations Officer